     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1997.


                                                      REGISTRATION NO. 333-27749
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               TEREX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              3537                             34-1531521
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                               500 POST ROAD EAST
                          WESTPORT, CONNECTICUT 06880
                                 (203) 222-7170
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           MARVIN B. ROSENBERG, ESQ.
                               TEREX CORPORATION
                               500 POST ROAD EAST
                          WESTPORT, CONNECTICUT 06880
                                 (203) 222-7170
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

   ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
             1290 AVENUE OF THE AMERICAS                               919 THIRD AVENUE
              NEW YORK, NEW YORK 10104                             NEW YORK, NEW YORK 10022
          ATTENTION: STUART A. GORDON, ESQ.                     ATTENTION: MARK C. SMITH, ESQ.
                   ERIC I COHEN, ESQ.

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,
SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UN


                   SUBJECT TO COMPLETION, DATED JULY 15, 1997


                                7,000,000 SHARES

                                  [TEREX LOGO]

                                  Common Stock
                                ($.01 par value)
                               ------------------

  Of the shares of common stock, par value $.01 per share ("Common Stock"), of Terex Corporation ("Terex" or the "Company") offered hereby (the "Shares"), 5,000,000 are being sold by the Company and 2,000,000 are being sold by the
 Selling Stockholder named herein under "Selling Stockholder" (the "Offering"). The Company will not receive any of the proceeds from the sale of Shares by the
 Selling Stockholder. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the Symbol "TEX." On July 14, 1997, the last reported sale price of the Common Stock on the NYSE Composite Tape was $20.


FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 11
                                    HEREIN.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                 UNDERWRITING      PROCEEDS      PROCEEDS TO
                                   PRICE TO     DISCOUNTS AND         TO           SELLING
                                    PUBLIC       COMMISSIONS      COMPANY(1)     STOCKHOLDER
                                --------------  --------------  --------------  --------------
Per Share.....................        $               $               $               $
Total(2)......................        $               $               $               $


(1) Before deduction of expenses payable by the Company estimated at $1,000,000.

(2) The Company has granted the Underwriters an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 700,000 additional shares of Common Stock from the Company solely to cover over-allotments of Shares. If the
    option is exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , and Proceeds to
    Company will be $          .


     The Shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares will be ready
for delivery on or about           , 1997, against payment in immediately
available funds.


CREDIT SUISSE FIRST BOSTON
                     SALOMON BROTHERS INC
                                          FURMAN SELZ LLC
                                                        J.P. MORGAN & CO.

                       Prospectus dated           , 1997.

                                  [PHOTO PAGE]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     P&H IS A REGISTERED TRADEMARK OF HARNISCHFEGER CORPORATION. SIMON IS A REGISTERED TRADEMARK OF SIMON ENGINEERING PLC. CELLA IS A TRADEMARK OF SERGIO CELLA. EFFER IS A TRADEMARK OF EFFER SPA. ALL OTHER TRADEMARKS AND THE TRADENAMES REFERRED TO IN THIS PROSPECTUS ARE REGISTERED TRADEMARKS OF TEREX CORPORATION.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise indicated, all information contained in this Prospectus assumes no exercise of the over-allotment option of the Underwriters. As used herein, unless otherwise indicated or unless the context otherwise requires, the following terms shall have the respective meanings set forth below: (i) "Terex" or the "Company" refers to Terex Corporation and its subsidiaries, including the Simon Access Companies and the Square Shooter Business; (ii) the "Simon Access Companies" and the "Simon Acquisition," respectively, refer to certain former subsidiaries of Simon Engineering plc and the acquisition thereof by the Company on April 7, 1997; (iii) the "Square Shooter Business" and the "Square Shooter Acquisition," respectively, refer to Baraga Products, Inc. and M&M Enterprises of Baraga, Inc. and the acquisition thereof by the Company on April 14, 1997; (iv) the "Clark Material Handling Segment" and the "Clark Sale," respectively, refer to the former worldwide material handling business of the Company and the sale thereof on November 27, 1996; and (v) "Continuing Operations" refers to the operations of the Company excluding the Clark Material Handling Segment and all references in this Prospectus to "actual sales" and "actual operating income" are to sales and operating income from Continuing Operations. References in this Prospectus to the Company's pro forma sales, pro forma results of operations and pro forma indebtedness for 1996 and the quarter ended March 31, 1997 refer to or are derived from the Company's Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1996 and for the quarter ended March 31, 1997, respectively, and the Company's Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1997, in each case, giving effect to
(1) the Simon Acquisition, (2) the Square Shooter Acquisition, (3) the redemption of the Company's Series A Cumulative Redeemable Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), (4) the New Credit Facility (as defined below) and application of the net proceeds therefrom, and (5) the completion of the Offering by the Company and the application of the net proceeds therefrom; and, with respect to the year ended December 31, 1996, the repayment of indebtedness with a portion of the net proceeds from the Clark Sale, as if such application of proceeds had occurred at the beginning of such period. References in this Prospectus to "pro forma" market share and backlog information include the market shares and backlogs of the Simon Access Companies and the Square Shooter Business.

                                  THE COMPANY

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted mobile cranes, rigid and articulated off-highway trucks and high capacity surface mining trucks and related components and replacement parts. The Company's products are manufactured at 12 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. Terex operates in two business segments: Terex Cranes and Terex Trucks. Management believes that both segments are benefitting from several industry trends, including the growing importance of rental fleet operators with respect to Terex Cranes and an increasing level of global infrastructure development (particularly in Pacific Rim markets) with respect to Terex Trucks.

     The Company generated 1996 sales of approximately $678 million, as compared to sales of approximately $501 million for 1995. Of such increase of $177 million, approximately $98 million is attributable to organic growth in the Company's continuing operations while approximately $79 million resulted from the inclusion in 1996 of full-year results of operations for certain acquired businesses, as compared to part-year results of operations for such acquired businesses included in 1995. Nearly 25% of the Company's 1996 sales were replacement parts and related business, which typically have higher margins than sales of new machines. Approximately 68% of 1996 sales were generated outside North America. Excluding approximately $30 million of nonrecurring charges during 1996, the Company's 1996 operating income was approximately $35 million, as compared to actual operating income of $13 million in 1995. Pro forma 1996 sales were $887 million, and pro forma 1996 operating income, excluding special charges of $30 million, was approximately $50 million. The

Company's pro forma backlog as of March 31, 1997 was $232 million, as compared to pro forma backlog of $166 million as of December 31, 1996.

     Net income for the Company was $3.5 million for the first quarter of 1997 ($5.3 million on a pro forma basis). For 1996, factoring out extraordinary and non-recurring events, the net loss was $7.4 million. On a pro forma basis, and factoring out extraordinary and non-recurring events, 1996 net income was $12.8 million. The 1995 net loss was $42.5 million.

     The Company's ratio of indebtedness to total capitalization at March 31, 1997, December 31, 1996 and December 31, 1995 was 128%, 106%, and 124%,
respectively. On a pro forma basis, the ratio of indebtedness to total capitalization at March 31, 1997 was approximately 100%. The Company's stockholders' deficit at March 31, 1997, December 31, 1996 and December 31, 1995 was $73.5 million, $71.7 million and $96.9 million, respectively. On a pro forma basis, at March 31, 1997 the stockholders' deficit of the Company was $0.2 million, primarily reflecting the effects of the Offering.
     Terex Cranes
     Terex Cranes manufactures telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers and rough terrain lift trucks), truck mounted cranes (boom trucks) and related components and replacement parts. These products are primarily used by construction and industrial customers, as well as utility companies. While Terex Cranes' market share varies by product and geographic market, the Company believes it has strong market share positions in the products and geographic markets which account for the largest percentage of its annual sales. The Company believes that it is the second largest manufacturer in the United States (with an estimated 30% market share) and the leading manufacturer in France and Italy of rough terrain, truck and all terrain telescopic mobile cranes. Terex Cranes is comprised of a number of divisions and subsidiaries, and is headquartered in Conway, South Carolina.
     Terex Cranes generated approximately $364 million of 1996 sales (54% of total Company 1996 sales), as compared to 1995 sales of approximately $252 million (50% of total Company sales). Approximately 61% of such 1996 sales was generated outside North America. Replacement parts and related business accounted for approximately 20% of Terex Cranes' 1996 sales. Excluding $18.3 million of nonrecurring charges during 1996 ($13.3 million related to goodwill and $5.0 million related to fixed assets and other items), Terex Cranes' 1996 operating income was approximately $23.1 million, as compared to operating income of approximately $7.2 million in 1995. On a pro forma basis, in 1996 Terex Cranes generated approximately $573 million of sales (65% of total Company 1996 pro forma sales). 1996 pro forma operating income was $38 million before the $18.3 million of nonrecurring charges mentioned above.
     Terex Trucks
     Terex Trucks manufactures articulated and rigid off-highway trucks, high capacity surface mining trucks and related components and replacement parts. These products are used primarily by construction, mining and government customers. Terex Trucks is headquartered in Motherwell, Scotland and is comprised of Terex Equipment Limited ("TEL"), located in Motherwell, Scotland, and Unit Rig ("Unit Rig"), located in Tulsa, Oklahoma.
     Terex Trucks generated approximately $315 million of sales in 1996 (46% of total Company 1996 sales) as compared to sales of approximately $250 million for 1995 (50% of total Company sales). Approximately 75% of Terex Trucks' 1996 sales were generated outside of North America. Replacement parts and related business accounted for approximately 33% of Terex Trucks' 1996 sales. Excluding approximately $10.4 million of nonrecurring charges during 1996 ($8.5 million primarily to reduce the value of a production facility to reflect changes in production and $1.9 million of goodwill), Terex Trucks' 1996 operating income was approximately $16.0 million, as compared to approximately $13.0 million in 1995.

              INDUSTRY OVERVIEW AND OUTLOOK FOR PRINCIPAL PRODUCTS

     Telescopic Mobile Cranes -- Demand in the telescopic mobile crane industry is primarily dependent upon construction activity and the replacement cycle for the existing population of cranes. The Company believes that the worldwide mobile crane industry is entering a period of growth due to a combination of the following factors: (i) a strong and sustained period of construction activity in North America and expected growth in construction activity in Europe as well as in infrastructure development in emerging markets, including the Pacific Rim;
(ii) the unusually high number of telescopic mobile cranes built in the late 1970s in North America are beginning to reach the ends of their useful lives (which the Company estimates to be approximately 20 years); and (iii) higher rental fleet utilization. Because construction projects require differing boom lengths and lifting capacities and the ownership by contractors of a full fleet of machines with varying capabilities is impractical, the market for telescopic mobile cranes is increasingly dominated by rental fleets. The Company believes that rental fleet operators, which according to industry sources represent approximately 85% of the new telescopic mobile crane market in North America and approximately 55% in France and Italy, desire products which are low cost, simple to use and easy to maintain, enabling them to generate higher returns on their investments. The Company seeks to capitalize on these trends with its low cost, best value strategy which focuses on improving customer productivity and investment returns.

     Aerial Work Platforms -- The aerial work platform industry in North America has developed over the past 20 years as an efficient alternative to scaffolding and ladders. As with the telescopic mobile crane industry, the aerial work platform market has been increasingly dominated by rental fleets because contractors require workers to be elevated only for limited times during a given job and different jobs require different platform heights, making ownership of a single machine impractical. The Company believes that approximately 90% of all aerial work platform sales in North America are to rental fleets. Recently, the equipment rental industry has been undergoing a process of consolidation. As a result, the larger aerial work platform rental fleet owners are increasingly demanding products that are low cost, simple to use and easy to maintain. To meet the objectives of the equipment rental industry the Company has designed its aerial work platforms to incorporate these characteristics.

     Utility Aerial Devices -- The Company also manufactures utility aerial devices which are used to set telephone poles and move transformers and other material to work areas at the top of poles, and to elevate workers to work areas at the top of poles or in trees. Customers include electric utilities, local telephone companies, private utility repair contractors and tree trimmers. The Company believes that the utility industry is moving toward outsourcing its maintenance functions to independent maintenance contractors, and that it is well positioned to capitalize on this trend due to its strategy to manufacture simplified products at lower cost, its existing dealer relationships and its direct relationships with major private contractors.

     Off-Highway Trucks -- According to industry sources, the global market for off-highway trucks is concentrated in three main regions: North America (approximately 35%), Europe (approximately 28%) and the Pacific Rim (approximately 22%). These markets are dependent on large private construction project activity and public infrastructure development, both of which have been soft in Europe in recent years and strong in the United States and the Pacific Rim. The Company believes that it is well positioned to capitalize on any demand that may arise from such activity or development. Terex believes that fleet operators in the United States and large construction companies in the Pacific Rim generally prefer products that are low cost, simple to use and easy to maintain, and that its products exhibit these characteristics. The Company also believes that it is well positioned to capitalize on future growth in Europe through an existing private label supply agreement and in China through an existing joint venture relationship.

     High Capacity Surface Mining Trucks -- High capacity surface mining trucks are typically operated around the clock, seven days a week, often running several weeks between maintenance stops. Accordingly, availability, reliability and hauling efficiency are of critical concern to mine operators. The Company offers electric drive trucks in which a diesel engine drives an alternator which powers two wheel motors, and believes that electric drive vehicles are more reliable and less expensive to operate than mechanical drive trucks. Terex believes that the current demand levels will continue, with earnings opportunities from the development of more cost efficient designs and manufacturing processes. The Company is taking several strategic actions to reduce the cost of its trucks which include component outsourcing, modular assembly process implementation and development of a larger capacity truck with a new generation electric drive system.

                               BUSINESS STRATEGY

     The Company has undergone significant management changes since 1992. Ronald
M. DeFeo joined the Company in May 1992, was appointed President and Chief Operating Officer in October 1993 and was named Chief Executive Officer in March 1995. Since joining the Company, Mr. DeFeo has recruited several new senior executives to Terex, and under the direction of this new management team, Terex has implemented a series of interrelated strategic initiatives designed to increase sales, earnings and shareholder value.

     Focus on Core Operations -- For most of 1996, Terex was comprised of three operating businesses: Terex Cranes, Terex Trucks and the Clark Material Handling Segment, which manufactured internal combustion and electric lift trucks, electric walkies and related components and replacement parts. Given the growth prospects, higher margins and stronger competitive positions of the Terex Cranes and Terex Trucks segments, as compared to the relatively low margins and market share of its material handling business, in November 1996 Terex sold the Clark Material Handling Segment for approximately $140 million in cash. The Clark Sale has enabled management to focus on growing and improving the operations of its core crane and truck businesses.

     Reduce Costs and Improve Manufacturing Efficiency -- Over the past few years, the Company has initiated several programs to increase profitability through cost reductions and improved manufacturing efficiency. The Company's cost cutting has enabled it to increase profitability at its core operations and rapidly overhaul and integrate acquisitions. The Company follows a disciplined acquisition integration strategy in order to improve profitability. As part of the integration strategy, the Company evaluates every cost component of the acquired business and typically (i) consolidates manufacturing operations, (ii) increases the efficiency of manufacturing processes through improved material flow and outsourcing, (iii) reduces overhead and (iv) emphasizes those products that yield the highest margins, including the replacement parts and related business. More specifically, this strategy involves eliminating marginally profitable or unprofitable product lines, closing underutilized and inefficient plants, liquidating excess inventories and substantially reducing both hourly and salaried indirect personnel. The Company has also been able to apply its cost reduction strategy, developed through acquisition integration, to its existing businesses. Management believes it has established a philosophy of continuous cost reduction in all of its operations. Recent examples of cost reduction initiatives are listed below.

     - When the Company acquired PPM (as defined below) in May 1995, total headcount at PPM was approximately 840, including approximately 430 employees categorized as indirect. As a result of numerous cost reduction initiatives, total headcount at PPM was reduced to approximately 640 at December 31, 1996, while the indirect headcount at PPM was reduced to approximately 260. During that same period sales at PPM increased.

     - The Company has streamlined many of its manufacturing facilities by outsourcing capital intensive, low value added production processes enabling the Company to focus on product design and integration. For example, by outsourcing certain welding operations at its Conway, South Carolina telescopic mobile crane manufacturing facility, the Company believes it has achieved over $2 million of annualized savings.

     - Cost reductions at the newly acquired Simon Access Companies have already begun, including reduction of headcount by approximately 130 as of May 15, 1997, primarily in indirect personnel. The Company estimates initiatives already implemented will reduce annual operating expenses by approximately $7 million and the Company anticipates further cost savings as the Simon Access Companies are more completely integrated into the Terex family.

     Increase Sales Through Best Value Strategy -- The Company tailors its pricing strategy by product line to provide customers with an attractive cost/benefit relationship. In general, the Company has focused its product lines on products with simplified designs which it can manufacture at low cost. The Company has streamlined its product lines, manufacturing fewer models, and has increased the number of interchangeable parts between models. This strategy has enabled the Company to offer its products at prices that it believes are often 10% to 15% below those offered by its competitors. The Company believes that by offering its customers a simplified product design at a lower price, it can increase sales and gain market share. For example, Terex Cranes' primary customers, rental companies, are generally unable to charge a premium rental rate for equipment that has sophisticated, but nonessential features. Consequently, the Company believes its products offer virtually the same utility and marketability as the competition's products, but at a lower cost to the customer.
     Improve Financial Flexibility -- The Company has initiated a strategy to improve significantly its financial flexibility and strengthen its capital structure. These efforts are intended to provide the Company with sufficient credit quality and liquidity to execute its growth initiatives. The Company used approximately $45 million of proceeds from the Clark Sale to redeem all of its Series A Preferred Stock (which had a 13% per annum accretion rate) and approximately $70 million to retire outstanding bank debt. In addition, on April 7, 1997, the Company and certain of its subsidiaries entered into the New Credit Facility which increased the Company's borrowing capacity, reduced its cost of funds and reduced the covenant restrictions relative to the Company's then existing credit facility. The Company intends to use the proceeds of the Offering to reduce the Company's total debt outstanding as described in "Use of Proceeds."

     Expand Core Operations -- Over the past several years, the Company has expanded the size and scope of its core crane and truck operations through both acquisitions and new product development in order to increase the Company's market share of targeted products and geographic markets and to insulate the Company from potential cyclical changes in any one market. These initiatives have expanded the Company's product lines, added new technology and improved the Company's distribution network. The Company expects that acquisitions and new product development will continue to be important components of its growth strategy and is continually reviewing acquisition opportunities. Future acquisitions will be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of any one or more of the foregoing.

     During the past several years, the Company has spent approximately $200 million to strengthen its core businesses by purchasing the businesses listed below:

                                                                                              ACQUIRED
                                          SOURCE OF       OPERATING                          OR LICENSED
YEAR     ACQUISITION    PURCHASE PRICE    FINANCING       LOCATIONS        PRODUCTS          BRAND NAMES
----   ---------------  --------------  --------------  --------------  --------------  ---------------------
1995   PPM              $104.5 million  Issuance of     South           Telescopic      P&H, PPM, BENDINI
                        (paid in cash   Senior Secured  Carolina,       Mobile Cranes
                        and             Notes           France, Italy
                        securities)
1997   Simon Access     $90.0 million   Cash on hand    Kansas, Ohio,   Aerial Work     SIMON, TELELECT, RO,
       Companies        (paid in cash)  and borrowings  South Dakota,   Platforms,      CELLA
                                        under the New   Wisconsin,      Utility Aerial
                                        Credit          Ireland, Italy  Devices, Boom
                                        Facility                        Trucks
1997   Square Shooter   (terms not      Cash on hand    Michigan        Telescopic      SQUARE SHOOTER
       Business         disclosed)      and borrowings                  Rough Terrain
                                        under the New                   Lift Trucks
                                        Credit
                                        Facility

                                  THE OFFERING


Common Stock offered by the Company(1).......  5,000,000 shares
Common Stock offered by the Selling
  Stockholder................................  2,000,000 shares
Common Stock to be outstanding after the
  Offering(1)(2).............................  18,788,893 shares
Use of proceeds..............................  The net proceeds from the sale of the Common
                                               Stock offered by the Company will be used
                                               primarily to redeem a portion of the Senior
                                               Secured Notes (as defined below), with the
                                               balance, if any, available for general
                                               corporate purposes, including repayment of
                                               indebtedness under the New Credit Facility (as
                                               defined below). Under the terms of the New
                                               Credit Facility a portion of the net proceeds
                                               from the sale of the Common Stock offered by
                                               the Company may be required to be used to
                                               repay indebtedness thereunder.
                                               The Company will not receive any of the
                                               proceeds from the sale of the Common Stock
                                               offered by the Selling Stockholder.
Dividend policy..............................  It is the Company's current policy to retain earnings, if any, to repay indebtedness and to
                                               fund the development and growth of its
                                               business. The Company does not plan on paying
                                               dividends on the Common Stock in the
                                               foreseeable future. Certain of the Company's
                                               debt agreements contain restrictions as to the
                                               payment of cash dividends. The terms of the
                                               Company's outstanding Series B Preferred Stock
                                               (as defined below) also restrict the Company's
                                               ability to pay cash dividends on the Common
                                               Stock.
NYSE symbol..................................  TEX
Risk factors.................................  Prospective investors should carefully consider all the information set forth in this
                                               Prospectus and, in particular, should evaluate
                                               the specific factors set forth under "Risk
                                               Factors" before purchasing any of the Common
                                               Stock.


---------------

(1) If the over-allotment option of the Underwriters is exercised in full, the total number of Shares to be offered by the Company and the total number of shares of Common Stock to be outstanding after the Offering would be 5,700,000 and 19,488,893 respectively.



(2) Does not include (a) up to an aggregate of 1,724,072 shares of Common Stock reserved for issuance under the Company's incentive and other benefit plans;
    (b) 210,036 shares of Common Stock issuable upon exercise or redemption of the Company's issued and outstanding warrants to purchase Common Stock; (c) 87,300 shares of Common Stock issuable upon conversion of the Company's issued and outstanding preferred stock; and (d) 442,494 shares of Common Stock issuable under the Company's outstanding common stock appreciation rights ("Equity Rights") assuming all holders exercised their Equity Rights on June 30, 1997 and the Company elected to issue shares of Common Stock to satisfy its obligations thereunder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                 HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
    The summary historical consolidated financial data of the Company set forth below as of and for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited historical consolidated financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. The summary historical consolidated financial data as of and for the quarters ended March 31, 1996 and 1997 have been derived from unaudited interim financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. Operating results for interim periods are not necessarily indicative of results for the entire fiscal year. The summary pro forma data as of and for the year ended December 31, 1996 and the quarter ended March 31, 1997 have been derived from the unaudited pro forma financial statements included elsewhere in this Prospectus. The following pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the financial position or results of operations for future periods. The following data should be read in conjunction with the "Selected Consolidated Financial Data," "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                            THREE MONTHS ENDED MARCH 31,
                                        YEAR ENDED DECEMBER 31,                                     (UNAUDITED)
                        -------------------------------------------------------    ----------------------------------------------
                                                       PRO FORMA                                        PRO FORMA
                                                      AS ADJUSTED                                      AS ADJUSTED
                                                      BEFORE THE     PRO FORMA                         BEFORE THE      PRO FORMA
                                                       OFFERING     AS ADJUSTED                         OFFERING      AS ADJUSTED
                         1994      1995      1996        1996          1996         1996      1997        1997           1997
                        ------    ------    ------    -----------   -----------    ------    ------    -----------    -----------
                                                      (UNAUDITED)   (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.............  $314.1    $501.4    $678.5      $ 887.1       $ 887.1      $173.2    $176.3      $ 227.3        $ 227.3
Cost of goods sold....   266.0     431.0     609.3(1)     780.9         780.9       149.8     148.8        193.1          193.1
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Gross profit..........    48.1      70.4      69.2(1)     106.2         106.2        23.4      27.5         34.2           34.2
Engineering, selling
 and administrative
 expenses.............    37.7      57.6      64.1(2)      86.0          86.0        16.3      14.1         20.5           20.5
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Income from
 operations...........    10.4      12.8       5.1(3)      20.2          20.2         7.1      13.4         13.7           13.7
Interest income.......     0.5       0.7       1.2          1.2           1.2         0.1       0.6          0.6            0.6
Interest expense......   (28.3)    (38.7)    (44.8)       (44.1)        (33.5)      (11.4)     (9.5)       (10.9)          (8.2)
Amortization of debt
 issuance costs.......    (2.3)     (2.3)     (2.6)        (2.8)         (2.1)       (0.6)     (0.7)        (0.7)          (0.5)
Gain on sale of stock
 of former
 subsidiary...........    26.0       1.0        --           --            --          --        --           --             --
Other income
 (expense), net.......    (1.4)     (5.6)     (1.1)        (1.1)         (1.1)        2.1       0.3          0.3            0.3
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Income (loss) from
 continuing operations
 before income taxes
 and extraordinary
 items................     4.9     (32.1)    (42.2)       (26.6)        (15.3)       (2.7)      4.1          3.0            5.9
Provision for income
 taxes................      --        --     (12.1)(4)     (12.4)       (12.4)         --      (0.2)        (0.2)          (0.2)
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Income (loss) from
 continuing operations
 before extraordinary
 items................     4.9     (32.1)    (54.3)       (39.0)        (27.7)       (2.7)      3.9          2.8            5.7
Income (loss) from
 discontinued
 operations...........    (3.7)      4.4     102.0(5)        --            --         3.2        --           --             --
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Income (loss) before
 extraordinary
 items................     1.2     (27.7)     47.7        (39.0)        (27.7)        0.5       3.9          2.8            5.7
Extraordinary loss on
 retirement of debt...    (0.7)     (7.5)       --           --            --          --        --           --             --
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Net income (loss).....     0.5     (35.2)     47.7        (39.0)        (27.7)        0.5       3.9          2.8            5.7
Less preferred stock
 accretion............    (6.0)     (7.3)    (22.9)(6)      (0.7)        (0.7)       (1.9)     (0.4)        (0.4)          (0.4)
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Income (loss)
 applicable to common
 stock................  $ (5.5)   $(42.5)   $ 24.8      $ (39.7)      $ (28.4)     $ (1.4)   $  3.5      $   2.4        $   5.3
                        ======    ======    ======       ======        ======      ======    ======       ======         ======
Per Common and Common
 Equivalent Share:
 Income (loss) from
   continuing
   operations.........  $(0.10)   $(3.79)   $(5.81)     $ (2.99)      $ (1.56)     $(0.43)   $ 0.24      $  0.17        $  0.27
 Income (loss) from
   discontinued
   operations.........   (0.36)     0.42      7.67           --            --        0.30        --           --             --
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
 Loss before
   extraordinary
   items..............   (0.46)    (3.37)     1.86        (2.99)        (1.56)      (0.13)     0.24         0.17           0.27
 Extraordinary loss on
   retirement of
   debt...............   (0.07)    (0.72)       --           --            --          --        --           --             --
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
Net income (loss).....  $(0.53)   $(4.09)   $ 1.86      $ (2.99)      $ (1.56)     $(0.13)   $ 0.24      $  0.17        $  0.27
                        ======    ======    ======       ======        ======      ======    ======       ======         ======
Average Number of
 Common and Common
 Equivalent Shares
 Outstanding in Per
 Share Calculation....    10.3      10.4      13.3         13.3          18.3        10.6      14.4         14.4           19.4
                        ------    ------    ------       ------        ------      ------    ------       ------         ------
                                                                                                    (continued on following page)

                                                                                            THREE MONTHS ENDED MARCH 31,
                                        YEAR ENDED DECEMBER 31,                                     (UNAUDITED)
                        -------------------------------------------------------    ----------------------------------------------
                                                       PRO FORMA                                        PRO FORMA
                                                      AS ADJUSTED                                      AS ADJUSTED
                                                      BEFORE THE     PRO FORMA                         BEFORE THE      PRO FORMA
                                                       OFFERING     AS ADJUSTED                         OFFERING      AS ADJUSTED
                         1994      1995      1996        1996          1996         1996      1997        1997           1997
                        ------    ------    ------    -----------   -----------    ------    ------    -----------    -----------
                                                      (UNAUDITED)   (UNAUDITED)
SEGMENT DATA:
Net sales
 Terex Cranes.........  $ 90.4    $252.3    $363.9      $ 572.5       $ 572.5      $102.5    $ 97.1      $ 148.1        $ 148.1
 Terex Trucks.........   226.8     250.3     314.9        314.9         314.9        70.9      77.7         77.7           77.7
 General/Corporate/Eliminations...   (3.1)   (1.2)   (0.3)      (0.3)      (0.3)     (0.2)      1.5          1.5            1.5
                        ------    ------    ------        -----         -----      ------    ------        -----          -----
       Total..........  $314.1    $501.4    $678.5      $ 887.1       $ 887.1      $173.2    $176.3      $ 227.3        $ 227.3
                        =======   =======   =======   ============  ============   =======   =======   ============   ============
Income from operations
 Terex Cranes.........  $  7.9    $  7.2    $  4.8(7)   $  19.9       $  19.9      $  6.2    $  7.5      $   7.8        $   7.8
 Terex Trucks.........    11.2      13.0       5.6(8)       5.6           5.6         2.9       6.4          6.4            6.4
 General/Corporate/Eliminations...   (8.7)   (7.4)   (5.3)(9)      (5.3)      (5.3)   (2.0)    (0.5)        (0.5)          (0.5)
                        ------    ------    ------        -----         -----      ------    ------        -----          -----
       Total..........  $ 10.4    $ 12.8    $  5.1      $  20.2       $  20.2      $  7.1    $ 13.4      $  13.7        $  13.7
                        =======   =======   =======   ============  ============   =======   =======   ============   ============
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital......  $ 56.5    $115.7    $195.2                                 $116.6    $148.9      $ 134.0        $ 134.0
 Total assets.........   401.6     478.9     471.2                                  491.4     430.6        543.1          538.8
 Total debt...........   190.9     329.9     281.3                                  334.6     283.8        355.3          275.1
 Stockholders'
   deficit............   (55.7)    (96.9)    (71.7)                                 (97.1)    (73.5)       (76.1)          (0.2)

---------------

(1) As disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," cost of goods sold includes $27.1 million in nonrecurring charges. Excluding these charges, gross profit would have been $96.3 million or 14.2% of net sales.


(2) As disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," engineering, selling and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, engineering, selling and administrative expenses would have been $61.3 million.

(3) Includes the effect of the nonrecurring charges set forth in (1) and (2) above. Excluding these charges, income from operations would have been $35.1 million.

(4) This charge reflects the utilization of acquired net operating losses by P.P.M. S.A.

(5) Represents the income from operations of the Clark Material Handling Segment ($17.5 million) and the gain on the Clark Sale ($84.5 million).

(6) Includes annual accretion of the Series A Preferred Stock of $7.7 million, annual accretion of the issued and outstanding redeemable preferred stock of the Company and redeemable preferred stock of a subsidiary aggregating $0.7 million, and a $14.5 million nonrecurring charge as a result of the redemption of the Series A Preferred Stock.

(7) Includes nonrecurring charges of $18.3 million. The nonrecurring charges are primarily comprised of the write-down of goodwill and fixed assets at the Terex Cranes -- Conway Operations (as defined below). Excluding these items, income from operations at Terex Cranes would have been $23.1 million.

(8) Includes nonrecurring charges of $10.4 million. The nonrecurring charges are primarily comprised of the write-down of fixed assets used at Unit Rig due to the outsourcing of certain manufacturing processes to third parties. Excluding these items, income from operations at Terex Trucks would have been $16.0 million.


(9) Includes nonrecurring charges of $1.2 million. Excluding these charges, General/Corporate/Eliminations would have been $4.0 million.

                                  RISK FACTORS

     Certain information in this Prospectus includes forward looking statements regarding future events or the future financial performance of the Company that involve certain risks and uncertainties, including, but not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Company's expectations are predominantly based on what it considers key economic assumptions. Construction and mining activity are sensitive to interest rates, government spending and general economic conditions. Some of the other significant factors for the Company include integration of acquired businesses, retention of key management, foreign currency movements, pricing, product initiatives and other actions taken by competitors, the effects of changes in laws and regulations, continued use of net operating loss carryovers and other factors. Actual events or the actual future results of the Company may differ materially from any forward looking statement due to these and other risks, uncertainties and significant factors.

     In addition to other matters described in this Prospectus, the following should be carefully considered in connection with an investment in the Common
Stock:

SIGNIFICANT LEVERAGE

     The Company is highly leveraged. The ratio of the Company's indebtedness to total capitalization was 124%, 106% and 128% at December 31, 1995, December 31, 1996 and March 31, 1997, respectively. The significant increase from December 31, 1996 to March 31, 1997 was caused by the redemption of the Series A Preferred Stock. As of March 31, 1997, on a pro forma basis, giving effect to the Offering, the Simon Acquisition and the Square Shooter Acquisition (together with the Simon Acquisition, the "Acquisitions") the Company had approximately $275.1 million of indebtedness, and the ratio of the Company's indebtedness to total capitalization was 100%. Net cash flows for the Company were ($32.4 million) for the quarter ended March 31, 1997, $65.0 million for the year ended December 31, 1996 and ($1.2 million) for the year ended December 31, 1995. For further discussions regarding the components of cash flow, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     This substantial leverage has several important consequences, including the following: (i) a substantial portion (which, in the first quarter of 1997, was approximately 39%) of the Company's net cash provided by operating activities, will be dedicated to servicing its indebtedness and (ii) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations, to make acquisitions, and to take advantage of significant business opportunities that may arise, may be negatively affected. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon future performance, which will be subject to general economic conditions, its ability to achieve cost savings and other financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient operating cash flow in the future to service its debt, it may be required to refinance all or a portion of such debt or to obtain additional financing. There can be no assurance, however, that any refinancing would be possible or that any additional financing could be obtained.

RESTRICTIONS IMPOSED BY THE TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture (as defined herein) and the New Credit Facility (as defined herein) impose upon the Company certain financial and operating covenants, including, among others, restrictions on the ability of the Company to incur debt, pay dividends, or take certain other corporate actions. In addition, the New Credit Facility requires that the Company maintain a certain financial ratio and provides for limitations on capital expenditures. The foregoing covenants may restrict the Company's ability to borrow additional funds, dispose of assets, or otherwise pursue its business strategies, and may impair the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions, and other general corporate purposes. See "-- Acquisition Strategy; Integration of Acquired Businesses." Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments.

INDUSTRY CYCLICALITY AND SUBSTANTIAL COMPETITION

     Sales of products manufactured and sold by the Company have historically been subject to substantial cyclical variation extending over a number of years based on general economic conditions. Downward cycles result in reductions in product sales which adversely impact the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company recognizes the potential adverse impact of cyclical variations in sales of products and has taken a number of steps to reduce its fixed costs to decrease the impact of cyclicality. See "Business
Strategy -- Reduce Costs and Improve Manufacturing Efficiency."

     The markets in which the Company competes are highly competitive. To successfully compete, the Company must remain competitive in the areas of quality, price, product line, ease of use, safety, comfort and customer service. Many of the Company's competitors have greater financial resources than the Company. See "Business -- Competition."

ACQUISITION STRATEGY; INTEGRATION OF ACQUIRED BUSINESSES

     The Company expects to continue a strategy of identifying and acquiring businesses with complementary products and services which could be expected to enhance the Company's operations and profitability. Future acquisitions may be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of any one or more of the foregoing. There can be no assurance, however that the Company will continue to identify suitable new acquisition candidates, obtain financing necessary to complete such acquisitions or acquire businesses on satisfactory terms, or that any business acquired by the Company will be integrated successfully into the Company's operations or prove to be profitable. Moreover, the Company's ability to obtain financing adequate to enable the completion of suitable acquisitions may be limited by its current debt structure and leverage. See "-- Significant Leverage" and "-- Restrictions Imposed by the Terms of the Company's Indebtedness." Successful integration of businesses acquired, including the Simon Access Companies and the Square Shooter Business, will depend, in part, on the Company's ability to manage these additional businesses and eliminate redundancies and excess costs. Material failure or substantial delay in accomplishing such integration could have a material adverse effect on the Company's results of operations and financial condition.

TAX AUDIT ISSUES


     The Internal Revenue Service (the "IRS") is currently examining the Company's Federal tax returns for the years 1987 through 1989. In December 1994, the Company received an examination report from the IRS proposing a substantial tax deficiency. The examination report raised a variety of issues, including the Company's substantiation for certain deductions taken during this period, the Company's utilization of certain net operating loss carryovers ("NOLs") and the availability of such NOLs to offset future taxable income. The Company filed an administrative appeal to the examination report in April 1995. As a result of a meeting with the Manhattan division of the IRS in July 1995, in June 1996 the Company was advised that the matter was being referred back to the Milwaukee audit division of the IRS. The Milwaukee audit division of the IRS is currently reviewing information provided by the Company over the past 18 months. The ultimate outcome of this matter is subject to the resolution of significant legal and factual issues. Given the stage of the audit, and the number and complexity of the legal and administrative proceedings involved in reaching a resolution of this matter, it is unlikely that the ultimate outcome, if unfavorable to the Company, will be determined for at least several years. If the IRS were to prevail on all the issues raised, the amount of the tax assessment would be approximately $56 million plus penalties of approximately $12.8 million and interest through June 30, 1997 of approximately $85.7 million. The penalties asserted by the IRS are calculated as 20% of the amount of the tax assessed for fiscal year 1987 and 25% of the tax assessed for each of fiscal years 1988 and 1989. Interest on the amount of tax assessed and penalties is currently accruing at a rate of 11% per annum. The applicable annual rate of interest has historically varied from 7% to 12%.


     If the Company were required to pay a significant portion of the assessment with related interest and penalties, such payment would exceed the Company's resources. In such event, the viability of the Company would be placed in jeopardy, and it is uncertain that the Company could, through financing or otherwise, obtain the funds required to pay such assessment, interest, and applicable penalties. Management believes, however, that the Company will be able to provide adequate documentation for a substantial portion of the deductions questioned by the IRS and that there is substantial support for the Company's past and future utilization of the NOLs. Based upon consultation with its tax advisors, Roberts & Holland LLP, management believes that the Company's position will prevail on the most significant issues. Accordingly, management believes that the outcome of the examination will not have a material adverse effect on its financial condition or results of operations, but may result in some reduction in the amount of the NOLs available to the Company. No additional accruals have been made for any amounts which might be due as a result of this matter because the possible loss ranges from zero to $56 million plus interest and penalties, and the ultimate outcome cannot be determined or estimated at this time. No reserves are being expensed to cover the potential liability.


     Under the terms of the Company's Revolving Credit Agreement, dated as of April 7, 1997, with The First National Bank of Boston, as Agent, and the other lending institutions party thereto (the "New Credit Facility"), an event of default will occur if the Company incurs any liability for federal income taxes which results in an expenditure of cash of more than $15 million in excess of the amounts shown as owed on tax returns filed by the Company prior to April 7, 1997. If this were to occur, the maturity of the New Credit Facility may be accelerated and recourse may be taken against the accounts receivable and inventory securing advances under the New Credit Facility. In such event, the Company would seek to refinance the indebtedness outstanding under the New Credit Facility. There can be no assurance, however, that any refinancing would be obtainable or, if obtainable, that the terms of such refinancing would be acceptable to the Company.

SIGNIFICANT STOCKHOLDER


     As of June 27, 1997, Randolph W. Lenz is the beneficial owner of approximately 28.8% of the outstanding Common Stock, and after consummation of this Offering will be the beneficial owner of approximately 10.5% (10.1% if the over-allotment option of the Underwriters is exercised in full). Mr. Lenz retired as the Chairman of the Board and as a Director of the Company on August 28, 1995, and currently serves as a consultant to the Company. In connection with his retirement, Mr. Lenz entered into an agreement with the Company pursuant to which, among other things, he agreed that he will not compete with the Company until November 2000, and will vote his shares of Common Stock in the manner recommended by the Board of Directors and will not acquire any additional shares of Common Stock other than pursuant to the retirement agreement until November 1998. In addition, the agreement also provided for the granting by the Company to Mr. Lenz of a five-year $1.8 million forgivable loan bearing interest at a rate of 6.56% per annum. See "Selling Stockholder."


     The Company has entered into an agreement, dated June 27, 1997 (the "Standstill Agreement"), with Mr. Lenz and certain of his affiliates which places certain limitations on the ability of Mr. Lenz and such affiliates to acquire, sell or otherwise dispose of shares of the Company's capital stock. See "-- Shares Eligible for Future Sale." However, Mr. Lenz and one or more of such affiliates currently pledge, and, subject to the terms of the Standstill Agreement, may in the future pledge, shares of Common Stock owned by them as collateral for loans. If Mr. Lenz or such affiliates default under such loans, the pledgee may have the right to sell the shares of Common Stock pledged to it in satisfaction of such obligations. The sale or other disposition of a substantial amount of such shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock. The sale or disposition of a substantial amount of such shares of Common Stock owned by Mr. Lenz and his affiliates could also result in an Ownership Change (as defined below). See "-- Continuation of Net Operating Loss Carryovers."

CONTINUATION OF NET OPERATING LOSS CARRYOVERS


     The Company currently has federal NOLs of approximately $189.6 million. The Company would be subject to an annual limitation (described below) on its ability to utilize its NOLs to offset future taxable income if the Company undergoes an ownership change (an "Ownership Change") within the meaning of
Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"). Generally, an Ownership Change is deemed to occur if the aggregate cumulative increase in the percentage ownership of the capital stock of the Company (which generally includes for this purpose, but is not limited to, the Common Stock and certain options and warrants) by persons owning five percent or more of such capital stock and certain public groups (within the meaning of Section 382) is more than 50 percentage points in any three-year testing period. In the event of an Ownership Change, the Company's utilization of its NOLs would be limited to an annual amount (without extending the applicable 15-year carryforward period for NOLs) equal to the product of the fair market value of the Company immediately before such Ownership Change (as determined pursuant to Section 382, which may provide for certain reductions in value) multiplied by the long-term tax-exempt rate, which is an interest-indexed rate that is published monthly by the IRS and which is approximately 5.64% as of the date of this Prospectus. NOLs arising after the date that any Ownership Change occurs will be unaffected by such Ownership Change.

     While the issuance of Common Stock by the Company and the sale by the Selling Stockholder of Common Stock in the Offering, together with other events that have previously occurred, will not constitute an Ownership Change, the consummation of the Offering will significantly increase the possibility that an Ownership Change may occur within the three-year testing period. It is impossible for the Company to ensure that such an Ownership Change will not occur in the future, in part because the Company has no ability to restrict the acquisition or disposition of the Company's capital stock by persons whose ownership could cause an Ownership Change. If Mr. Lenz and/or his affiliates (see "-- Significant Stockholder") were to sell all or substantially all of their remaining shares of the Company's capital stock prior to November 1998 in a manner other than as contemplated by the Standstill Agreement, there would be a substantial likelihood that an Ownership Change would occur. As a result, as set forth more fully under "-- Shares Eligible for Future Sale," the Company has entered into the Standstill Agreement with Mr. Lenz and certain of his affiliates which, among other things, reduces the likelihood that future sales of the Company's capital stock by Mr. Lenz or his affiliates will, by themselves, cause an Ownership Change. However, there can be no assurance that the Standstill Agreement will in fact prevent an Ownership Change from occurring. In addition, the Company may in the future take certain actions which, alone or coupled with other events, could give rise to an Ownership Change, if in the exercise of the business judgment of the Company such actions (which may include future issuances of equity securities) are necessary or desirable. If an Ownership Change were to occur subsequent to the Offering, the NOL annual limitation under Section 382 could substantially reduce the Company's future after-tax earnings and cash flow.

RELIANCE ON KEY MANAGEMENT

     The success of the Company's business is dependent upon the management and leadership skills of Ronald M. DeFeo, the Company's President and Chief Executive Officer. The Company does not have an employment agreement with Mr. DeFeo and the loss of his services could have a material adverse effect on the Company.

SEC INVESTIGATION

     In March 1994, the Securities and Exchange Commission (the "Commission") initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws had occurred. To date, the inquiry of the Commission has primarily focused on accounting treatment and reporting matters relating to various transactions which took place in the late 1980s and early 1990s. The Company is cooperating with the Commission in its investigation and it is not possible at this time to determine the outcome of the Commission's investigation.

ENVIRONMENTAL AND RELATED MATTERS

     The Company generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, the Company is subject to a wide range of federal, state, local and foreign environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and
(ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws and regulations has, and will, require expenditures by the Company on a continuing basis. The Company does not expect that these expenditures will have a material adverse effect on its financial condition or results of operations.

FOREIGN CURRENCIES AND INTEREST RATE RISK

     The Company's products are sold in over 50 countries around the world and, accordingly, revenues of the Company are generated in foreign currencies, while the costs associated with those revenues are only partly incurred in the same currencies. The major foreign currencies, among others, in which the Company does business are the Pound Sterling and the French Franc. In 1996, approximately 55% of revenues were denominated in U.S. dollars, 20% in Pounds Sterling and 12% in French Francs, with the remaining 13% denominated in other currencies. For pro forma 1996, the percentage of revenues denominated in U.S. dollars would have increased to between 65% and 70%. Costs of the Company are primarily incurred in the same currencies and in percentages which are not materially different from the revenue percentages. Since the Company's financial statements are denominated in U.S. dollars, changes in exchange rates between the dollar and other currencies have had and will have an impact on the reported results of the Company. To date, this impact has not been material. The Company may, from time to time, hedge specifically identified committed cash flows in foreign currencies using forward currency sale or purchase contracts. The Company has not engaged in any speculative or profit motivated hedging activities. Although revenues and costs of the Company may be partially hedged, currency fluctuations will impact the Company's financial performance in the future. In addition, international operations are subject to a number of potential risks, including, among others, currency exchange controls, transfer restrictions and rate fluctuations, trade barriers, the effects of income and withholding tax, and governmental expropriation.

     The Company's borrowings are at both fixed and floating rates of interest. For the floating rate portion of the borrowings, the Company is at risk for fluctuations in interest rates. The Company does not currently hedge any interest rate risk.

RESTRICTIONS ON DIVIDENDS

     Contractual restrictions exist under the Company's 13.25% Senior Secured Notes due May 15, 2002 (the "Senior Secured Notes") and the New Credit Facility which limit the Company's ability to pay dividends on its capital stock. The terms of the Company's Series B Cumulative Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") also limit the Company's ability to pay cash dividends on any class of capital stock of the Company junior to or on a parity with the Series B Preferred Stock. See "Description of Securities-Preferred Stock." In addition, under Delaware law the Company's ability to pay dividends is subject to the statutory limitation that such payment be made either (i) out of its surplus (the excess of its net assets over its total liabilities plus stated capital) or (ii) in the event that there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business. The Company does not plan on paying dividends on the Common Stock in the foreseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, 18,788,893 shares (19,488,893 shares if the over-allotment option of the Underwriters is exercised in full) of Common Stock will be outstanding (based on the number of shares outstanding as of June 30, 1997). As of June 30, 1997, there were also (a) up to an aggregate of 1,724,072 shares of Common Stock reserved for issuance under the Company's incentive and other benefit plans; (b) an aggregate of 210,036 shares of Common Stock reserved for issuance upon exercise of Series A Warrants (as described under "Description of Securities -- Common Stock Purchase Warrants"); (c) an aggregate of 87,300 shares of Common Stock reserved for issuance upon conversion of Series B Preferred Stock (as described under "Description of
Securities -- Preferred Stock"); and (d) 442,494 shares of Common Stock issuable under the Equity Rights assuming all holders exercised their Equity Rights on June 30, 1997 and the Company elected to issue shares of Common Stock to satisfy its obligations thereunder (as described under "Description of Securities -- Equity Rights").

     The Company and certain of its executive officers and directors have agreed with the Underwriters that they will not, directly or indirectly, offer, sell, contract to sell, announce their intention to sell, or otherwise dispose of, and the Company has agreed that it will not file with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to, any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus except (i) any shares of Common Stock issuable upon the exercise or redemption of an option or warrant or the conversion or exchange of a security, in each case outstanding on the date of this Prospectus and in accordance with the terms of the respective securities,
(ii) any securities of the Company sold or granted pursuant to the Company's incentive and other benefit plans as in effect as of the date of this Prospectus, (iii) any shares of Common Stock issued upon exercise of the Company's issued and outstanding Equity Rights in accordance with the terms thereof and (iv) any warrants or securities convertible into Common Stock issued in exchange for any of the Company's warrants, options or stock appreciation rights outstanding on the date of this Prospectus.

     In connection with the Selling Stockholder's participation in the Offering, the Company has entered into the Standstill Agreement with Mr. Lenz and certain of his affiliates pursuant to which Mr. Lenz and such affiliates have, among other things, agreed to certain limitations on their ability to (i) acquire additional shares of the Company's capital stock for a period of three years from the date of the Offering, subject to certain exceptions, and (ii) sell or otherwise dispose of shares of capital stock of the Company owned by them upon consummation of the Offering other than in compliance with the time and volume limitations set forth in the Standstill Agreement. Such restrictions on sales and other dispositions, which generally apply until the later of thirty days after the date on which the Selling Stockholder and his affiliates are no longer the beneficial owners of 5% or more of the Common Stock outstanding at such date and February 10, 1999, are intended to reduce the likelihood that sales or other dispositions by Mr. Lenz and/or his affiliates would cause an Ownership Change. See "-- Continuation of Net Operating Loss Carryovers." However, pursuant to the terms of the Standstill Agreement, Mr. Lenz and his affiliates generally will be permitted during such period to engage in certain margin transactions, customary borrowing transactions and, under certain conditions, pledge, option or other like arrangements with respect to the shares of capital stock of the Company owned by them. If Mr. Lenz or his affiliates were to default under such arrangements, the other parties to such transactions may have the right to take possession of the relevant capital stock in satisfaction of the obligations of Mr. Lenz or his affiliates. If such a transfer of ownership were to occur, it would increase the likelihood that an Ownership Change could occur. Provided that Mr. Lenz and his affiliates have complied with all of their obligations under the Standstill Agreement, the restrictions set forth in (i) and (ii) above will cease to apply in the event an Ownership Change were to occur. The continuing effectiveness of the Standstill Agreement is conditioned on the consummation of the Offering on or prior to September 15, 1997.

     The effect, if any, that future market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  THE COMPANY

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted cranes, rigid and articulated off-highway trucks and high capacity surface mining trucks and related components and replacement parts. The Company's products are manufactured at 12 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. The Company's operations began in 1983 with the purchase of Northwest Engineering Company, the Company's original business and name. Since 1983, management has expanded and changed the Company's business through a series of acquisitions and dispositions. In 1988, Northwest Engineering Company merged into a subsidiary acquired in 1986 named Terex Corporation, with Terex Corporation as the surviving entity. As a result of the completion of the PPM Acquisition (as defined below) in May 1995, the Company's operations were divided into three principal segments: Material Handling, Heavy Equipment and Mobile Cranes. On November 27, 1996, the Company completed the sale of the Clark Material Handling Segment, which was originally acquired in July 1992 (see "Business -- Discontinued Operations" below), and currently operates two business segments: Terex Cranes and Terex Trucks. Terex Cranes manufactures telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers, scrap handlers and telescopic rough terrain boom forklifts), truck mounted cranes (boom trucks) and related components and replacement parts. These products are primarily used by construction and industrial customers and utility companies. Terex Cranes is comprised of a number of divisions and subsidiaries, and is headquartered in Conway, South Carolina. Terex Trucks manufactures articulated and rigid off-highway trucks and high capacity surface mining trucks and related components and replacement parts. These products are used primarily by construction, mining and government customers. Terex Trucks is headquartered in Motherwell, Scotland and is comprised of TEL, located in Motherwell, Scotland, and Unit Rig, located in Tulsa, Oklahoma. The principal executive offices of the Company are located at 500 Post Road East, Westport, Connecticut 06880 and its telephone number is (203) 222-7170.

     Terex Cranes was established as a separate business segment as a result of the acquisition (the "PPM Acquisition") in May 1995 of substantially all of the shares of P.P.M. S.A. and certain of its subsidiaries, including P.P.M. SpA, Brimont Agraire S.A., a specialized trailer manufacturer in France, PPM Krane GmbH, a sales organization in Germany, and Baulift Baumaschinen Und Krane Handels GmbH, a parts distributor in Germany (collectively, "PPM Europe") from Potain S.A., and all of the capital stock of Legris Industries, Inc., which owned 92.4% of the capital stock of PPM Cranes, Inc. ("PPM North America" or "Terex Cranes -- Conway Operations"); and PPM Europe and PPM North America are collectively referred to herein as "PPM"), from Legris Industries, S.A. Concurrently with the completion of the PPM Acquisition, the Company contributed the assets (subject to liabilities) of its Koehring Cranes and Excavators and Mark Industries division to Terex Cranes, Inc., a wholly-owned subsidiary of the Company. The former division now operates as Koehring Cranes, Inc. ("Koehring" or "Terex Cranes -- Waverly Operations"), a wholly owned subsidiary of Terex Cranes, Inc.

     The Company recently completed two acquisitions to augment its Terex Cranes segment. On April 7, 1997, the Company completed the Simon Acquisition, pursuant to which the Company acquired substantially all of the capital stock of the Simon Access Companies for $90 million (subject to adjustment under certain circumstances). The Simon Access Companies consist principally of business units in the United States and Europe engaged in the manufacture, sale and worldwide distribution of access equipment designed to position people and materials to work at heights. The Simon Access Companies' products include utility aerial devices, aerial work platforms and truck mounted cranes (boom trucks) which are sold to customers in the industrial and construction markets, as well as utility companies. Specifically, the Company acquired 100% of the outstanding common stock of (i) Simon Telelect, Inc. (now named Terex Telelect Inc.), a Delaware corporation ("Telelect"), (ii) Simon Aerials, Inc. (now named Terex Aerials, Inc.), a Wisconsin corporation and parent company of Terex RO ("Aerials"), (iii) Sim-Tech Management Limited, a private limited company incorporated under the laws of Hong Kong ("Sim-Tech"), (iv) Simon Cella, S.r.1., a company incorporated under the laws of Italy ("Cella"), and

(v) Simon Aerials Limited, a company incorporated under the laws of Ireland ("Aerials Limited"); and 60% of the outstanding common stock of Simon-Tomen Engineering Company Limited, a limited liability stock company organized under the laws of Japan ("Tomen-Engineering"). On April 14, 1997, the Company completed the Square Shooter Acquisition. The Square Shooter Business manufactures the Square Shooter, a rough terrain telescopic lift truck designed to lift materials to heights where they are used in construction.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "TEX." The following table sets forth, for the quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.



                                                                         PRICE RANGE
                                                                         ------------
                                                                                 HIGH
                                                                         LOW     ----
                                                                         ---
        1995
        First Quarter ended March 31, 1995.............................  $ 5 7/8 $ 7  1/8
        Second Quarter ended June 30, 1995.............................    4 1/2   6  3/4
        Third Quarter ended September 30, 1995.........................    3 1/8   5  3/4
        Fourth Quarter ended December 31, 1995.........................    4       5  1/2

        1996
        First Quarter ended March 31, 1996.............................  $ 4 1/8 $ 7  1/8
        Second Quarter ended June 30, 1996.............................    6 3/8   9  1/4
        Third Quarter ended September 30, 1996.........................    6 1/2   9  3/8
        Fourth Quarter ended December 31, 1996.........................    6 5/8  10  1/8

        1997
        First Quarter ended March 31, 1997.............................  $ 9 1/2 $13  1/2
        Second Quarter ended June 30, 1997.............................   13 1/8  19  1/2
        Third Quarter (through July 14, 1997)..........................   19 1/4  23



     The last reported sale price of the Common Stock on the NYSE Composite Tape on July 14, 1997 was $20 per share. As of June 30, 1997, there were 729 record holders of Common Stock.


     No dividends were declared or paid in 1995 or 1996. Certain of the Company's debt agreements contain restrictions as to the payment of cash dividends. The terms of the Company's outstanding Series B Preferred Stock also restrict the Company's ability to pay cash dividends on the Common Stock. In addition, payment of dividends is limited by Delaware law. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business. The Company does not plan on paying dividends on the Common Stock in the foreseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.

                                USE OF PROCEEDS

     Assuming a public offering price of $18.75 per share, the net proceeds from the sale of the Common Stock offered by the Company hereby are estimated to be approximately $87.8 million (or approximately $100.2 million if the Underwriters' over-allotment option is exercised in full). Such proceeds will be used by the Company, subject to the terms of the New Credit Facility described below, to redeem $80.2 million of aggregate principal amount of Senior Secured Notes plus $7.6 million of redemption premium (or $83.3 million plus $7.9 million of redemption premium if the Underwriters' over-allotment option is exercised in full) of Senior Secured Notes. The balance, if any, of the net proceeds from the sale of the Common Stock offered by the Company, may be used for general corporate purposes, including repayment of indebtedness under the New Credit Facility. The Senior Secured Notes were issued in May 1995, bear interest at the rate of 13.25% per annum, and mature on May 15, 2002. No amortization of principal is required prior to the maturity of the Senior Secured Notes. The redemption price of the Senior Secured Notes is 109.46% of the principal amount thereof.

     Pursuant to the terms of the New Credit Facility, and based upon then outstanding indebtedness and availability thereunder, the Company may be required to apply up to a maximum of $22 million of the net proceeds from the sale of the Common Stock offered hereby to reduce outstanding indebtedness under the New Credit Facility. As of the date of this Prospectus, the Company would have been required to apply approximately $3.0 million, or 3%, of the net proceeds of the Offering to reduce outstanding indebtedness under the New Credit Facility. However, based upon management's current estimates of future outstanding indebtedness and availability under the New Credit Facility, the Company believes that at the expected date of the application of the net proceeds of the Offering it will not be required to apply any such net proceeds to reduce indebtedness then outstanding under the New Credit Facility, with the full amount being available for the uses set forth above. Interest on amounts borrowed under the New Credit Facility fluctuates between 0.5% and 1.5% per annum in excess of the prime rate for a prime rate loan, or between 2.0% and 3.0% per annum in excess of the adjusted eurodollar rate for a eurodollar rate loan. The margin over the prime rate or eurodollar rate paid by the Company is based upon the Company's fixed charge coverage ratio from time to time. The New Credit Facility matures on April 7, 2000, and no amortization of principal is required prior thereto. The proceeds of the New Credit Facility were used for working capital and general corporate purposes, including the repayment of existing indebtedness, the Simon Acquisition and the Square Shooter Acquisition. Any portion of the net proceeds from the sale of Common Stock offered hereby used to repay amounts borrowed under the New Credit Facility will reduce the amount of Senior Secured Notes to be redeemed by the Company with the net proceeds of this Offering.

     Assuming application of the net proceeds in the manner set forth in the first paragraph above of this Section, an extraordinary charge to earnings of $11.9 million ($12.4 million if the Underwriters' over-allotment option is exercised in full) will be recorded in the quarter that the Offering is completed as a result of the premium on the redemption of the Senior Secured Notes of $7.6 million ($7.9 million if the Underwriters' over-allotment option is exercised in full) and the write-off of unamortized debt origination costs related to the redemption of such Senior Secured Notes of $4.3 million ($4.5 million if the Underwriters' over-allotment option is exercised in full).

     Pending application of the net proceeds from the Offering, the Company will invest such net proceeds in interest bearing accounts and short-term, interest bearing securities.

     The Company will not receive any of the approximately $35.5 million net proceeds from the sale of the Common Stock offered by the Selling Stockholder hereby.

                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of the Company as of March 31, 1997, (ii) adjustments to the capitalization of the Company to give pro forma effect to the Acquisitions and the New Credit Facility and application of the net proceeds therefrom, (iii) adjustments to the capitalization of the Company to give pro forma effect to the Offering by the Company and the application of the estimated net proceeds therefrom as described in "Use of Proceeds" and (iv) the consolidated pro forma capitalization of the Company as of March 31, 1997. The table should be read in conjunction with "Selected Consolidated Financial Data" and "Pro Forma Financial Information" included elsewhere in this Prospectus and the historical financial statements of the Company and the related notes thereto and the historical combined financial statements of the Simon Access Companies and the related notes thereto incorporated by reference in this Prospectus.

                                                                 AS OF MARCH 31, 1997
                                          ------------------------------------------------------------------
                                                         ADJUSTMENTS FOR
                                                          ACQUISITIONS
                                                               AND
                                            TEREX          NEW CREDIT        ADJUSTMENTS FOR      PRO FORMA
                                          HISTORICAL        FACILITY          THE OFFERING       AS ADJUSTED
                                          ----------     ---------------     ---------------     -----------
                                                                (DOLLARS IN MILLIONS)
Cash and cash equivalents...............   $   39.6          $ (35.7)(1)         $    --           $   3.9
                                            =======           ======              ======           =======
Notes payable and current portion of
  long-term debt........................   $   22.7          $    --             $    --           $  22.7
Long-term debt, less current portion....      261.1             71.5(2)            (80.2)(4)         252.4
Minority interest, including redeemable
  preferred stock of a subsidiary.......       10.4               --                  --              10.4
Redeemable convertible preferred
  stock.................................        0.8               --                  --               0.8
Stockholders' Deficit
  Warrants to purchase common stock.....        3.2               --                  --               3.2
  Common stock, $0.01 par value --
     authorized 30 million shares;
     13,306,692 shares issued and
     outstanding; 18,306,692 shares
     issued and outstanding pro forma...        0.1               --                 0.1(5)            0.2
  Additional paid-in capital............       56.0               --                87.7(5)          143.7
  Accumulated deficit...................     (122.6)            (2.6)(3)           (11.9)(6)        (137.1)
  Pension liability adjustment..........       (2.0)              --                  --              (2.0)
  Cumulative translation adjustment.....       (8.2)              --                  --              (8.2)
                                            -------           ------              ------           -------
     Total Stockholders' Deficit........      (73.5)            (2.6)               75.9              (0.2)
                                            -------           ------              ------           -------
          Total Capitalization..........   $  221.5          $  68.9             $  (4.3)          $ 286.1
                                            =======           ======              ======           =======

---------------
(1) Represents cash used in the Acquisitions and termination of the then existing credit facility.

(2) Represents borrowings under the New Credit Facility in connection with the Acquisitions, plus the refinancing and assumption of certain debt of the Acquired Companies, plus the issuance of a purchase money promissory note in connection with the Square Shooter Acquisition, which is payable over three years with interest at a rate of 8% per annum.

(3) Represents the effect on equity of the $2.0 million prepayment penalty and the write-off of $0.6 million of debt origination fees related to the termination of the then existing credit facility.

(4) Represents the principal amount of the Senior Secured Notes to be redeemed with the net proceeds of the Offering, assuming the full amount of the net proceeds of the Offering by the Company are available to redeem the Senior Secured Notes.

(5) Assumes the sale of 5,000,000 shares of Common Stock by the Company at $18.75 per share ($0.1 million of which is attributed to the par value of the Common Stock) less approximately $6 million in fees and expenses related to the Offering.

(6) Represents the effect on equity of the 9.46% redemption premium ($7.6 million) on the Senior Secured Notes to be redeemed, plus the pro rata write-off of $4.3 million in debt origination costs related to the redemption of such Senior Secured Notes.

                        PRO FORMA FINANCIAL INFORMATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

     The following pro forma condensed consolidated statement of operations (the "1996 Pro Forma Statement of Operations") is based on the historical audited consolidated financial statements of the Company for the year ended December 31, 1996 and the related notes thereto incorporated by reference in this Prospectus, adjusted to give effect to the following transactions as if they had occurred on January 1, 1996: (i) the application of the net proceeds from the Clark Sale;
(ii) the Acquisitions, and the New Credit Facility and application of the net proceeds therefrom, except for $2.6 million of extraordinary charges related to the prepayment of the then existing credit facility; and (iii) the completion of the Offering by the Company and the application of the net proceeds therefrom as described in "Use of Proceeds," except for extraordinary charges of $11.9 million related to the redemption of Senior Secured Notes with the net proceeds to the Company of the Offering. The 1996 Pro Forma Statement of Operations does not purport to represent what the Company's results of operations would have been had the transactions listed above actually occurred on the dates indicated or to predict the Company's results of operations in the future. This statement is qualified in its entirety by, and should be read in conjunction with, the historical consolidated financial statements of the Company and the related notes thereto and the historical combined financial statements of the Simon Access Companies and the related notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. As used herein, the "Acquired Companies" refers collectively to the Simon Access Companies and the Square Shooter Business. The total purchase price for the Acquisitions was $98.7 million. The Acquisitions were accounted for as purchase transactions. Management believes that the final allocation of the purchase price for the Acquisitions will not materially differ from the amounts shown in the pro forma condensed consolidated financial statements.

                          YEAR ENDED DECEMBER 31, 1996
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                       ADJUSTMENTS FOR    PRO FORMA
                                            APPLICATION    HISTORICAL   ACQUISITIONS     AS ADJUSTED   ADJUSTMENTS
                              HISTORICAL   OF CLARK SALE   ACQUIRED        AND NEW       BEFORE THE      FOR THE       PRO FORMA
                                TEREX       PROCEEDS(3)    COMPANIES   CREDIT FACILITY    OFFERING     OFFERING(10)   AS ADJUSTED
                              ----------   -------------   ---------   ---------------   -----------   ------------   -----------
Net sales...................    $678.5         $            $ 208.6         $              $ 887.1        $             $ 887.1
Cost of goods sold..........     609.3                        170.7           1.0(5)         780.9                        780.9
                                ------         -----         ------         -----           ------         -----         ------
  Gross profit..............      69.2                         37.9          (1.0)           106.2                        106.2
Engineering, selling and
  administrative expenses...      64.1                         28.9          (7.0)(6)         86.0                         86.0
                                ------         -----         ------         -----           ------         -----         ------
  Income from operations....       5.1                          9.0           6.0             20.2                         20.2
Other income (expense)
Interest income.............       1.2                          0.2          (0.2)(7)          1.2                          1.2
  Interest expense..........     (44.8)(1)       6.3           (5.9)          0.3(8)         (44.1)         10.6          (33.5)
  Amortization of debt
    issuance costs..........      (2.6)                          --          (0.2)(9)         (2.8)          0.7           (2.1)
  Other income (expense),
    net.....................      (1.1)                          --                           (1.1)                        (1.1)
                                ------         -----         ------         -----           ------         -----         ------
  Income (loss) from
    Continuing Operations
    before income taxes.....     (42.2)          6.3            3.3           5.9            (26.6)         11.3          (15.3)
Provision for income
  taxes.....................     (12.1)                        (0.3)                         (12.4)                       (12.4)
                                ------         -----         ------         -----           ------         -----         ------
  Income (loss) from
    Continuing Operations...    $(54.3)        $ 6.3        $   3.0         $ 5.9          $ (39.0)       $ 11.3        $ (27.7)
                                ======         =====         ======         =====           ======         =====         ======
Per common and common
  equivalent share..........    $(5.81)(2)     $2.14(4)     $  0.23         $0.44          $ (2.99)       $ 0.62        $ (1.56)
                                ======         =====         ======         =====           ======         =====         ======
Average number of common and
  common equivalent shares
  outstanding in per share
  calculation...............      13.3          13.3           13.3          13.3             13.3          18.3           18.3
                                ======         =====         ======         =====           ======         =====         ======

                                                   (footnotes on following page)

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

 (1) On November 27, 1996, the Company consummated the Clark Sale. As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended December 31, 1996. Generally accepted accounting principles permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. The Company has elected not to allocate interest expense to discontinued operations because, such allocation, although permitted by generally accepted accounting principles, would not necessarily be indicative of the use of proceeds from the Clark Sale and the effect on interest expense of Continuing Operations. As a result, loss from Continuing Operations includes substantially all of the interest expense of the Company, and income from discontinued operations does not include any material interest expense.
 (2) Includes annual accretion of the Series A Preferred Stock of $7.7 million, annual accretion of the Series B Preferred Stock and redeemable preferred stock of a subsidiary aggregating $0.7 million, and a $14.5 million nonrecurring charge as a result of the redemption of the Series A Preferred Stock.
 (3) Reflects the effect of the application of a portion of the proceeds from the Clark Sale to repay the amounts outstanding under the then existing credit facility, as if such application had taken place on January 1, 1996.
 (4) Reflects the adjustment discussed in (3) above and the effect of the application of a portion of the net proceeds of the Clark Sale to redeem the Series A Preferred Stock, as if each such application had taken place on January 1, 1996.
 (5) Reflects the adjustment of historical goodwill amortization of the Simon Access Companies and the Square Shooter Business to equal the amortization over 40 years of goodwill arising as a result of the Acquisitions.
 (6) Represents reductions in costs and expenses resulting from the elimination of overstaffing and redundant staffing throughout the Simon Access Companies, primarily through the elimination of the administrative headquarters and foreign sales offices, which initiatives have already been implemented. The estimated reduction in expense was calculated based on the salary and benefits and ancillary costs related to employees who have been terminated. No savings related to plant closure have been assumed. Liabilities related to these employee terminations have been accrued in connection with the Simon Acquisition pursuant to EITF 95-3 "Recognition of Liabilities in Connection with a Business Combination."
 (7) Represents the elimination of interest income on cash on hand at the Simon Access Companies as such cash was not included as part of the assets acquired by the Company in the Simon Acquisition.
 (8) Represents the net increase in interest expense for 1996 as a result of the Acquisitions. This increase reflects the pro forma effect of the $66.5 million of additional debt incurred at the time of the Acquisitions as though such debt was incurred on January 1, 1996. The majority of the debt bears interest at a variable rate which was assumed to be 8.5% for the entire year. The pro forma 1996 interest expense on this $66.5 million debt totals $5.6 million. A 0.25% increase in the interest rate on this variable rate debt would increase interest expense by $0.2 million, resulting in a net income decrease of $0.2 million. The 1996 actual interest expense for the Acquired Companies was $5.9 million, resulting in a net adjustment of interest expense of $0.3 million. In addition, in connection with the Acquisitions the Company assumed $5.0 million of non-interest bearing debt.
 (9) Represents the amortization of the net additional debt origination fees related to the New Credit Facility.
(10) Represents the effect of the proposed sale of 5,000,000 shares of Common Stock by the Company at $18.75 per share ($0.1 million of which is attributed to the par value of the Common Stock) less an estimated $6.0 million in fees. Assumes all of the net proceeds of the Offering to the Company of $80.2 million are applied to redeem Senior Secured Notes at a price of 109.46% of the principal amount thereof. This will result in a reduction of the interest expense related to the Senior Secured Notes as set forth. The decrease in amortization of debt issuance costs results from the pro rata reduction of the debt issuance costs of the Senior Secured Notes for those Senior Secured Notes redeemed using the net proceeds of the Offering to the Company.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                 AS OF AND FOR THE QUARTER ENDED MARCH 31, 1997

     The following unaudited pro forma condensed consolidated financial statements (the "First Quarter Pro Forma Financial Statements") are based on the historical unaudited consolidated financial statements of the Company as of and for the quarter ended March 31, 1997 and the related notes thereto incorporated by reference in this Prospectus, adjusted to give effect to the following transactions as if they had occurred on January 1, 1997 (March 31, 1997 for Balance Sheet Data): (i) the Acquisitions, and the New Credit Facility and application of the net proceeds therefrom, except, with respect to the statement of operations, for $2.6 million of extraordinary charges related to the prepayment of the then existing credit facility; and (ii) the completion of the Offering by the Company and the application of the net proceeds therefrom as described in "Use of Proceeds," except, with respect to the statement of operations, for extraordinary charges of $11.9 million related to the redemption of Senior Secured Notes with the net proceeds to the Company of the Offering. The First Quarter Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would have been had the transactions listed above actually occurred on the dates indicated or to predict the Company's results of operations or financial condition in the future. These statements are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements of the Company and the related notes thereto and the historical combined financial statements of the Simon Access Companies and the related notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The total purchase price for the Acquisitions was $98.7 million. The Acquisitions were accounted for as purchase transactions. Management believes that the final allocation of the purchase price for the Acquisitions will not materially differ from the amounts shown in the pro forma condensed consolidated financial statements.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1997
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                   ADJUSTMENTS FOR     PRO FORMA
                                                      HISTORICAL     ACQUISITIONS     AS ADJUSTED     ADJUSTMENTS
                                         HISTORICAL    ACQUIRED        AND NEW        BEFORE THE        FOR THE        PRO FORMA
                                           TEREX      COMPANIES    CREDIT FACILITY     OFFERING       OFFERING(5)     AS ADJUSTED
                                         ----------   ----------   ----------------   -----------   ---------------   -----------
Net sales..............................    $176.3       $ 51.0          $   --          $ 227.3          $              $ 227.3
Cost of goods sold.....................     148.8         44.0             0.3(1)         193.1                           193.1
                                           ------        -----           -----           ------          -----           ------
  Gross profit.........................      27.5          7.0            (0.3)            34.2                            34.2
Engineering, selling and administrative
  expenses.............................      14.1          8.2            (1.8)(2)         20.5                            20.5
                                           ------        -----           -----           ------          -----           ------
  Income (loss) from operations........      13.4         (1.2)            1.5             13.7                            13.7
Other income (expense) Interest
  income...............................       0.6          0.2            (0.2)(3)          0.6                             0.6
  Interest expense.....................      (9.5)        (1.3)           (0.1)(4)        (10.9)           2.7             (8.2)
  Amortization of debt issuance
    costs..............................      (0.7)          --                             (0.7)           0.2             (0.5)
  Other income (expense) -- net........       0.3           --                              0.3                             0.3
                                           ------        -----           -----           ------          -----           ------
  Income (loss) from Continuing
    Operations before income taxes.....       4.1         (2.3)            1.2              3.0            2.9              5.9
Provision for income taxes.............      (0.2)          --              --             (0.2)                           (0.2)
                                           ------        -----           -----           ------          -----           ------
  Income (loss) from Continuing
    Operations.........................    $  3.9       $ (2.3)         $  1.2          $   2.8          $ 2.9          $   5.7
                                           ======        =====           =====           ======          =====           ======
Per common and common equivalent
  share................................    $ 0.24       $(0.16)         $ 0.08          $  0.17          $0.15          $  0.27
                                           ======        =====           =====           ======          =====           ======
Average number of common and common
  equivalent shares outstanding in per
  share calculation....................      14.4         14.4            14.4             14.4           19.4             19.4
                                           ======        =====           =====           ======          =====           ======

---------------
(1) Reflects the adjustment of historical goodwill amortization of the Simon Access Companies and the Square Shooter Business to equal the amortization over 40 years of goodwill arising as a result of the Acquisitions.
(2) Represents reductions in costs and expenses resulting from the elimination of overstaffing and redundant staffing throughout the Simon Access Companies, primarily through the elimination of the administrative headquarters, foreign sales offices and plant closures, which initiatives have already been implemented. Liabilities related to these employee terminations have been accrued in connection with the Simon Acquisition pursuant to EITF 95-3 "Recognition of Liabilities in Connection with a Business Combination."
(3) Represents the elimination of interest income on cash on hand at the Simon Access Companies as such cash was not included as part of the assets acquired by the Company in the Simon Acquisition.
(4) Represents the additional interest expense related to the $71.5 million of debt incurred and assumed at the time of the Acquisitions as though such debt was incurred on January 1, 1997.
(5) Represents the effect of the proposed sale of 5,000,000 shares of Common Stock by the Company at $18.75 per share of ($0.1 million of which is attributed to the par value of the Common Stock) less an estimated $6.0 million in fees and expenses. Assumes all of the net proceeds of the Offering to the Company of $80.2 million are applied to redeem Senior Secured Notes at a price of 109.46% of the principal amount thereof. This will result in a reduction of the interest expense related to the Senior Secured Notes as set forth. The decrease in amortization of debt issuance costs results from the pro rata reduction of the debt issuance costs of the Senior Secured Notes for those Senior Secured Notes redeemed using the net proceeds of the Offering to the Company.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1997
                             (DOLLARS IN MILLIONS)

                                                                                      PRO FORMA
                                                                    ADJUSTMENTS      AS ADJUSTED
                                                      HISTORICAL  FOR ACQUISITIONS   BEFORE THE    ADJUSTMENTS
                                         HISTORICAL   ACQUIRED        AND NEW         OFFERING       FOR THE      PRO FORMA
                                           TEREX      COMPANIES   CREDIT FACILITY     (13)(14)      OFFERING     AS ADJUSTED
                                         ----------   ---------   ----------------   -----------   -----------   -----------
Current assets
  Cash and cash equivalents............   $   39.6     $   1.0         $(36.7)(1)      $   3.9                     $   3.9
  Cash securing letters of credit......        2.9          --                             2.9                         2.9
  Net trade receivables................      109.6        23.1                           132.7                       132.7
  Net inventories......................      188.5        38.8                           227.3                       227.3
  Other current assets.................       11.0         0.9                            11.9                        11.9
                                           -------     -------        -------          -------       -------       -------
        Total current assets...........      351.6        63.8          (36.7)           378.7                       378.7
Long-term assets
  Property, plant and
    equipment -- net...................       30.7        23.1           (2.0)(2)         51.8                        51.8
  Goodwill -- net......................       31.8        14.4           37.1(3)          83.3                        83.3
  Debt issuance costs -- net...........       12.5          --            1.0(4)          13.5       $  (4.3)(9)       9.2
  Other assets.........................        4.0        11.8             --             15.8                        15.8
                                           -------     -------        -------          -------       -------       -------
        Total assets...................   $  430.6     $ 113.1         $ (0.6)         $ 543.1       $  (4.3)      $ 538.8
                                           =======     =======        =======          =======       =======       =======
Current liabilities
  Notes payable and current portion of
    long-term debt.....................   $   22.7     $  51.5         $(51.5)(5)      $  22.7       $             $  22.7
  Trade accounts payable...............      103.0        28.4                           131.4                       131.4
  Due to affiliates....................         --         3.6           (3.6)(5)           --                          --
  Accrued compensation and benefits....       14.9         2.3                            17.2                        17.2
  Accrued warranties and product
    liability..........................       19.6         4.9                            24.5                        24.5
  Other current liabilities............       42.5         3.5            3.0(6)          49.0                        49.0
                                           -------     -------        -------          -------       -------       -------
        Total current liabilities......      202.7        94.2          (52.1)           244.8                       244.8
Non-current liabilities
  Long-term debt, less current
    portion............................      261.1         4.9           66.6(7)         332.6         (80.2)(10)    252.4
  Other................................       29.1         1.5                            30.6                        30.6
Minority interest, including redeemable
  preferred stock of a subsidiary......       10.4          --                            10.4                        10.4
Redeemable convertible preferred
  stock................................        0.8          --                             0.8                         0.8
Commitments and contingencies
  Stockholders' deficit
  Warrants to purchase common stock....        3.2          --                             3.2                         3.2
  Common Stock.........................        0.1         4.0           (4.0)(8)          0.1           0.1(11)       0.2
  Additional paid-in capital...........       56.0        25.5          (25.5)(8)         56.0          87.7(11)     143.7
  Accumulated deficit..................     (122.6)      (17.0)          14.4(8)        (125.2)        (11.9)(12)    (137.1)
  Pension liability adjustment.........       (2.0)         --                            (2.0)                       (2.0)
  Cumulative translation adjustment....       (8.2)         --                            (8.2)                       (8.2)
                                           -------     -------        -------          -------       -------       -------
        Total stockholders' equity
          (deficit)....................      (73.5)       12.5          (15.1)           (76.1)         75.9          (0.2)
                                           -------     -------        -------          -------       -------       -------
        Total liabilities and
          stockholders' deficit........   $  430.6     $ 113.1         $ (0.6)         $ 543.1       $  (4.3)      $ 538.8
                                           =======     =======        =======          =======       =======       =======

---------------
 (1) Represents cash used in the Acquisitions and termination of the then existing credit facility. Also reflects the elimination of cash on hand at the Acquired Companies as such cash was not included as part of the assets acquired by the Company in the Acquisitions.

 (2) Represents a reduction in value of the fixed assets of the Simon Access Companies due to plant closure.

 (3) Represents the net increase in goodwill at the Acquired Companies as a result of the Acquisitions.

 (4) Represents the net increase in debt issuance costs as a result of the New Credit Facility.

 (5) Represents the forgiveness of amounts due to affiliates as part of the Simon Acquisition.

 (6) Represents additional liabilities incurred, primarily for termination payments, on account of the Simon Acquisition.

 (7) Represents borrowings under the New Credit Facility in connection with the Acquisitions plus the issuance of a $1.5 million purchase money promissory note in connection with the Square Shooter Acquisition, which is payable over three years with interest at a rate of 8% per annum.

                                         (footnotes continued on following page)

 (8) Represents the elimination of the equity accounts of the Acquired Companies, and the impact on equity of the fees and expenses incurred in connection with the early termination of the Company's then existing credit facility.

 (9) Represents the pro rata write-off of $4.3 million in debt origination costs related to the redemption of a portion of the Senior Secured Notes with the net proceeds of the Offering, assuming the full amount of the net proceeds of the Offering are available to redeem Senior Secured Notes.

(10) Represents the principal amount of the Senior Secured Notes to be redeemed with the net proceeds of the Offering, assuming the full amount of the net proceeds of the Offering by the Company are available to redeem the Senior Secured Notes.

(11) Represents the effect of the proposed sale of 5,000,000 shares of Common Stock by the Company at $18.75 per share ($0.1 million of which is attributed to the par value of the Common Stock) less approximately $6.0 million in fees and expenses related to the Offering.

(12) Represents the effect on equity of the 9.46% redemption premium ($7.6 million) on the Senior Secured Notes to be redeemed, plus the pro rata write-off of $4.3 million in debt origination costs related to the redemption of such Senior Secured Notes.

(13) The purchase price for the Acquired Companies is as follows:

                        Cash......................................................   $ 93.8
                        Seller Note...............................................      1.5
                        Other Expense.............................................      3.4
                                                                                     ------
                                                                                     $ 98.7
                                                                                     ======

(14) The estimated fair values of assets and liabilities acquired in the Acquisitions are summarized as follows:

                        Accounts receivable.......................................   $ 23.1
                        Inventories...............................................     38.8
                        Other current assets......................................      0.9
                        Property, plant and equipment.............................     21.1
                        Goodwill..................................................     51.5
                        Other assets..............................................     11.8
                        Accounts payable and other current liabilities............    (42.1)
                        Long-term debt............................................     (4.9)
                        Other non-current liabilities.............................     (1.5)
                                                                                     ------
                                                                                     $ 98.7
                                                                                     ======

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

     The selected historical consolidated financial data of the Company set forth below as of and for the five years ended December 31, 1996 have been derived from the audited historical consolidated financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. The selected historical consolidated financial data as of and for the quarters ended March 31, 1996 and 1997 have been derived from unaudited interim financial statements of the Company and the notes thereto incorporated by reference in this Prospectus. Operating results for interim periods are not necessarily indicative of results for the entire fiscal year. The following data should be read in conjunction with the historical financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                              THREE MONTHS
                                                                                                                 ENDED
                                                                   YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                        ----------------------------------------------      ----------------
                                                         1992      1993      1994      1995      1996        1996      1997
                                                        ------    ------    ------    ------    ------      ------    ------
                                                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.............................................  $282.4    $274.7    $314.1    $501.4    $678.5      $173.2    $176.3
Cost of goods sold....................................   252.8     242.2     266.0     431.0     609.3(1)    149.8     148.8
                                                        ------    ------    ------    ------    ------      ------    ------
Gross profit..........................................    29.6      32.5      48.1      70.4      69.2(1)     23.4      27.5
Engineering, selling and administrative expenses......    36.3      40.7      37.7      57.6      64.1(2)     16.3      14.1
                                                        ------    ------    ------    ------    ------      ------    ------
Income (loss) from operations.........................    (6.7)     (8.2)     10.4      12.8       5.1(3)      7.1      13.4
Interest income.......................................     1.3       0.9       0.5       0.7       1.2         0.1       0.6
Interest expense......................................   (22.9)    (30.0)    (28.3)    (38.7)    (44.8)(4)   (11.4)     (9.5)
Amortization of debt issuance costs...................    (1.7)     (3.4)     (2.3)     (2.3)     (2.6)       (0.6)     (0.7)
Gain on sale of stock of former subsidiary............      --       3.0      26.0       1.0        --          --        --
Other income (expense), net...........................    30.6      (3.0)     (1.4)     (5.6)     (1.1)        2.1       0.3
                                                        ------    ------    ------    ------    ------      ------    ------
Income (loss) from continuing operations before income
  taxes and extraordinary items.......................     0.6     (40.7)      4.9     (32.1)    (42.2)       (2.7)      4.1
Provision for income taxes............................     0.1        --        --        --     (12.1)(5)      --      (0.2)
                                                        ------    ------    ------    ------    ------      ------    ------
Income (loss) from continuing operations before
  extraordinary items.................................     0.7     (40.7)      4.9     (32.1)    (54.3)       (2.7)      3.9
Income (loss) from discontinued operations............     2.2     (24.3)     (3.7)      4.4     102.0(6)      3.2        --
                                                        ------    ------    ------    ------    ------      ------    ------
Income (loss) before extraordinary items..............     2.9     (65.0)      1.2     (27.7)     47.7         0.5       3.9
Extraordinary loss on retirement of debt..............      --      (1.5)     (0.7)     (7.5)       --          --        --
                                                        ------    ------    ------    ------    ------      ------    ------
Net income (loss).....................................     2.9     (66.5)      0.5     (35.2)     47.7         0.5       3.9
Less preferred stock accretion........................      --      (0.2)     (6.0)     (7.3)    (22.9)(7)    (1.9)     (0.4)
                                                        ------    ------    ------    ------    ------      ------    ------
Income (loss) applicable to common stock..............  $  2.9    $(66.7)   $ (5.5)   $(42.5)   $ 24.8      $ (1.4)   $  3.5
                                                        ======    ======    ======    ======    ======      ======    ======
Per Common and Common Equivalent Share:
  Income (loss) from continuing operations............  $ 0.07    $(4.11)   $(0.10)   $(3.79)   $(5.81)     $(0.43)   $ 0.24
  Income (loss) from discontinued operations..........    0.22     (2.44)    (0.36)     0.42      7.67        0.30        --
                                                        ------    ------    ------    ------    ------      ------    ------
  Loss before extraordinary items.....................    0.29     (6.55)    (0.46)    (3.37)     1.86       (0.13)     0.24
  Extraordinary loss on retirement of debt............      --     (0.15)    (0.07)    (0.72)       --          --        --
                                                        ======    ======    ======    ======    ======      ======    ======
    Net income (loss).................................  $ 0.29    $(6.70)   $(0.53)   $(4.09)   $ 1.86      $(0.13)   $ 0.24
                                                        ======    ======    ======    ======    ======      ======    ======
Average Number of Common and Common Equivalent Shares
  Outstanding in Per Share Calculation................     9.9      10.0      10.3      10.4      13.3        10.6      14.4
                                                        ======    ======    ======    ======    ======      ======    ======
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital.....................................  $ 97.2    $ 69.5    $ 56.5    $115.7    $195.2      $116.6    $148.9
  Total assets........................................   477.3     390.7     401.6     478.9     471.2       491.4     430.6
  Total debt..........................................   217.6     218.0     190.9     329.9     281.3       334.6     283.8
  Stockholders' deficit...............................    (9.1)    (62.3)    (55.7)    (96.9)    (71.7)      (97.1)    (73.5)

                                                                                               (footnotes on following page)

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA


(1) As disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," cost of goods sold includes $27.1 million in nonrecurring charges. Excluding these charges, gross profit would have been $96.3 million or 14.2% of net sales.


(2) As disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," engineering, selling and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, engineering, selling and administrative expenses would have been $61.3 million.

(3) Includes the effect of the nonrecurring charges set forth in (1) and (2) above. Excluding these charges, income from operations would have been $35.1 million.

(4) On November 27, 1996, the Company consummated the Clark Sale. As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended December 31, 1996. Generally accepted accounting principles permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. The Company has elected not to allocate interest expense to discontinued operations because such allocation, although permitted by generally accepted accounting principles, would not necessarily be indicative of the use of proceeds from the Clark Sale and the effect on interest expense of Continuing Operations. As a result, loss from Continuing Operations includes substantially all of the interest expense of the Company, and income from discontinued operations does not include any material interest expense.

(5) $11.3 million of this charge reflects the utilization of acquired net operating losses by P.P.M. S.A.

(6) Represents the income from operations of the Clark Material Handling Segment ($17.5 million) and the gain on the Clark Sale ($84.5 million).

(7) Includes annual accretion of the Series A Preferred Stock of $7.7 million, annual accretion of the Series B Preferred Stock and redeemable preferred stock of a subsidiary aggregating $0.7 million, and a $14.5 million nonrecurring charge as a result of the redemption of the Series A Preferred Stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company currently operates in two industry segments: Terex Cranes and Terex Trucks. The Company previously operated a third industry segment, the Clark Material Handling Segment, the results of which are accounted for as Income from Discontinued Operations. Terex Cranes consists of Terex
Cranes -- Waverly Operations, Terex Cranes -- Conway Operations and PPM Europe. Terex Trucks consists of TEL and Unit Rig.

Three Months Ended March 31, 1996 Compared With Three Months Ended March 31,
1997

     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income from operations and income from discontinued operations, by segment, for the three months ended March 31, 1996 and 1997.

                                                        THREE MONTHS
                                                            ENDED
                                                          MARCH 31,
                                                      -----------------      INCREASE
                                                       1996       1997      (DECREASE)     % CHANGE
                                                      ------     ------     ----------     --------
                                                       (IN MILLIONS OF
                                                          DOLLARS)
NET SALES
  Terex Cranes......................................  $102.5     $ 97.1       $ (5.4)         (5.3)%
  Terex Trucks......................................    70.9       77.7          6.8           9.6
  General/Corporate/Eliminations....................    (0.2)       1.5          1.7            --
                                                      ------     ------        -----
          Total.....................................  $173.2     $176.3       $  3.1           1.8
                                                      ======     ======        =====
GROSS PROFIT
  Terex Cranes......................................  $ 14.9     $ 14.3       $ (0.6)         (4.0)%
  Terex Trucks......................................     9.1       12.8          3.7          40.7
  General/Corporate/Eliminations....................    (0.6)       0.4          1.0            --
                                                      ------     ------        -----
          Total.....................................  $ 23.4     $ 27.5       $  4.1          17.5
                                                      ======     ======        =====
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
  Terex Cranes......................................  $  8.7     $  6.8       $ (1.9)        (21.8)%
  Terex Trucks......................................     6.2        6.4          0.2           3.2
  General/Corporate/Eliminations....................     1.4        0.9         (0.5)           --
                                                      ------     ------        -----
          Total.....................................  $ 16.3     $ 14.1       $ (2.2)        (13.5)
                                                      ======     ======        =====
INCOME FROM OPERATIONS
  Terex Cranes......................................  $  6.2     $  7.5       $  1.3          21.0
  Terex Trucks......................................     2.9        6.4          3.5         120.7
  General/Corporate/Eliminations....................    (2.0)      (0.5)         1.5            --
                                                      ------     ------        -----
          Total.....................................  $  7.1     $ 13.4       $  6.3          88.7%
                                                      ======     ======        =====
INCOME FROM DISCONTINUED OPERATIONS.................  $  3.2     $   --       $ (3.2)
                                                      ======     ======        =====

  Net Sales

     Sales increased $3.1 million, or approximately 2%, to $176.3 million for the three months ended March 31, 1997 over the comparable 1996 period, reflecting a strong sales quarter at TEL, partially offset by a decrease in sales for Terex Cranes.

     Terex Cranes' sales were $97.1 million for the three months ended March 31, 1997, a decrease of $5.4 million from $102.5 million for the three months ended March 31, 1996. The decrease in Terex Cranes' sales was due to the timing of shipments and the weakening of the French Franc. Sales were strong at Terex

Cranes -- Waverly Operations, including the aerial work platform product line, but were offset by weaker sales at PPM Europe and Terex Cranes -- Conway Operations, particularly in Europe. Terex Cranes' backlog was $101.0 million at March 31, 1997, as compared to $67.2 million at December 31, 1996 and $57.3 million at March 31, 1996. Backlog levels at March 31, 1997 increased from December 31, 1996 for all Terex Cranes operations. Backlog was particularly strong in the aerial work platform product line. The sales mix between machines and parts for the first quarter of 1997 was relatively unchanged from the comparable period in the prior year.

     Terex Trucks' sales increased $6.8 million to $77.7 million for the three months ended March 31, 1997 from $70.9 million for the three months ended March 31, 1996. The increase in sales was primarily in the TEL product line. Sales in Europe were lower than the 1996 quarter reflecting continued weakness in the European construction sector. This weakness was offset by sales growth in North America and the developing regions of Southeast Asia. Machine sales increased 15.4%, and parts sales increased 2.2%. Parts sales have higher margins than machine sales. The sales mix was approximately 29% parts for the three months ended March 31, 1997 compared to 31% parts for the comparable 1996 period. Backlog was $69.1 million at March 31, 1997 compared to $53.4 million at December 31, 1996 and $87.0 million at March 31, 1996. The March 31, 1996 backlog included a single order for about $25.0 million, which was subsequently canceled. Adjusting for that event, backlog at March 31, 1996 was $62.0 million.

     Net sales for corporate are service revenues of $1.5 million generated by Terex's parts distribution center. These services were provided to the purchaser of the Clark Material Handling Segment during the three months ended March 31, 1997 pursuant to a service contract entered into with the purchaser as part of the Clark Sale. The contract expires in November 1999.

  Gross Profit

     Gross profit for the three months ended March 31, 1997 increased $4.1 million to $27.5 million as compared to $23.4 million for the three months ended March 31, 1996. The gross profit at Terex Trucks was partially offset by a decrease in gross profit at Terex Cranes.

     Terex Cranes' gross profit decreased $0.6 million to $14.3 million for the three months ended March 31, 1997, compared to $14.9 million for the three months ended March 31, 1996. The decrease was due to the decrease in sales; the gross margin percentage at Terex Cranes was 14.7% for the three months ended March 31, 1997 versus 14.5% for the comparable 1996 period.

     Terex Trucks' gross profit increased $3.7 million to $12.8 million for the three months ended March 31, 1997 compared to $9.1 million for the three months ended March 31, 1996. The increase in gross profit was primarily due to increased manufacturing efficiencies and an increased share of higher margin TEL machines. The gross margin percentage at Terex Trucks was 16.5% for the three months ended March 31, 1997, as compared to 12.8% for the three months ended March 31, 1996.

  Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include the Company's research and development expenses) decreased to $14.1 million for the three months ended March 31, 1997 from $16.3 million for the three months ended March 31, 1996, reflecting cost reductions at the corporate level and at Terex Cranes. Terex Cranes' engineering, selling and administrative expenses decreased to $6.8 million for the three months ended March 31, 1997 from $8.7 million for the three months ended March 31, 1996, reflecting the effect of cost reduction actions at PPM Europe and Terex Cranes -- Conway Operations. Engineering, selling and administrative expenses as a percentage of sales at Terex Cranes decreased to 7.0% for the three months ended March 31, 1997, as compared to 8.5% for the comparable 1996 period. Terex Trucks' engineering, selling and administrative expenses increased $0.2 million to $6.4 million for the three months ended March 31, 1997, as compared to $6.2 million for the same period in 1996. However, Terex Trucks' expenses decreased to 8.2% of sales for the three months ended March 31, 1997 from 8.7% of sales for the comparable 1996 period. See "Business -- Research and Development" for a discussion of the Company's engineering expenses.

  Income From Operations

     On a consolidated basis, the Company had operating income from Continuing Operations of $13.4 million for the three months ended March 31, 1997, compared to operating income of $7.1 million for the three months ended March 31, 1996, for the reasons mentioned below. For the three months ended March 31, 1997, unallocated corporate expense declined by $0.5 million versus the three months ended March 31, 1996.

     Terex Cranes' income from operations of $7.5 million for the three months ended March 31, 1997 increased by $1.3 million as compared with the three months ended March 31, 1996, primarily due to the effect of cost control initiatives implemented at PPM Europe and Terex Cranes -- Conway Operations, and continued strong performance by Terex Cranes -- Waverly Operations.

     Terex Trucks' income from operations increased by $3.5 million to $6.4 million for the three months ended March 31, 1997 from $2.9 million for the three months ended March 31, 1996, primarily due to the realization of increased revenues, improved gross margin percentages, and level engineering, selling and administrative charges. Improved gross margin percentages were seen at Unit Rig as a result of the outsourcing of certain manufacturing processes, and in the TEL product line due to manufacturing efficiencies at the Motherwell, Scotland facility.

  Interest Expense

     During the three months ended March 31, 1997, the Company's interest expense decreased $1.9 million to $9.5 million from $11.4 million for the three months ended March 31, 1996. This decrease was primarily due to the $139.5 million of cash provided by the Clark Sale, which allowed the Company to eliminate borrowings under its revolving credit facility. Similarly, the Company was able to invest excess cash during the period, and, accordingly, interest income for the three months ended March 31, 1997 increased $0.5 million to $0.6 million from $0.1 million for the three months ended March 31, 1996.

  Other Income (Expense)

     Other income (expense) for the three months ended March 31, 1997 was primarily amortization of debt issue costs. During the three months ended March 31, 1996 the Company realized a gain of $2.4 million on the sale of excess property in Scotland.

  Income From Discontinued Operations

     As a result of the Clark Sale, the Company did not have any income from discontinued operations for the three months ended March 31, 1997 compared to $3.2 million for the comparable period in the prior year.

  Year Ended December 31, 1995 Compared With Year Ended December 31, 1996


     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income (loss) from operations, and income
(loss) from discontinued operations, by segment, for 1995 and 1996. The 1996 amounts include $30.0 million in nonrecurring charges comprised of $18.3 million at Terex Cranes ($16.8 million gross profit; $1.6 million engineering, selling and administrative expenses), $10.4 million at Terex Trucks (gross profit), and $1.2 million General/Corporate/Eliminations (engineering, selling and administrative expenses).



                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                      -----------------      INCREASE
                                                       1995       1996      (DECREASE)     % CHANGE
                                                      ------     ------     ----------     --------
                                                          (IN MILLIONS OF DOLLARS)
NET SALES
  Terex Cranes......................................  $252.3     $363.9       $111.6          44.2%
  Terex Trucks......................................   250.3      314.9         64.6          25.8
  General/Corporate/Eliminations....................    (1.2)      (0.3)         0.9            --
                                                      ------     ------       ------
          Total.....................................  $501.4     $678.5       $177.1          35.3
                                                      ======     ======       ======
GROSS PROFIT
  Terex Cranes......................................  $ 35.2     $ 38.1       $  2.9           8.2%
  Terex Trucks......................................    35.9       31.3         (4.6)        (12.8)
  General/Corporate/Eliminations....................    (0.7)      (0.2)         0.5            --
                                                      ------     ------       ------
          Total.....................................  $ 70.4     $ 69.2       $ (1.2)         (1.7)
                                                      ======     ======       ======
GROSS PROFIT (EXCLUDING NONRECURRING CHARGES)
  Terex Cranes......................................  $ 35.2     $ 54.9       $ 19.7          56.0%
  Terex Trucks......................................    35.9       41.7          5.8          16.2
  General/Corporate/Eliminations....................    (0.7)      (0.2)         0.5            --
                                                      ------     ------       ------
                                                      $ 70.4     $ 96.4       $ 26.0          36.9
                                                      ======     ======       ======
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
  Terex Cranes......................................  $ 28.0       33.3       $  5.3          18.9%
  Terex Trucks......................................    22.9       25.7          2.8          12.2
  General/Corporate/Eliminations....................     6.7        5.1         (1.6)           --
                                                      ------     ------       ------
          Total.....................................  $ 57.6     $ 64.1       $  6.5          11.3
                                                      ======     ======       ======
INCOME (LOSS) FROM OPERATIONS
  Terex Cranes......................................  $  7.2     $  4.8       $ (2.4)        (33.3)%
  Terex Trucks......................................    13.0        5.6         (7.4)        (56.9)
  General/Corporate/Eliminations....................    (7.4)      (5.3)         2.1            --
                                                      ------     ------       ------
          Total.....................................  $ 12.8     $  5.1       $ (7.7)        (60.2)
                                                      ======     ======       ======
INCOME (LOSS) FROM OPERATIONS (EXCLUDING
  NONRECURRING CHARGES)
  Terex Cranes......................................  $  7.2     $ 23.2       $ 16.0        222.2%
  Terex Trucks......................................    13.0       16.0          3.0          23.1
  General/Corporate/Eliminations....................    (7.4)      (4.1)         3.3          44.6
                                                      ------     ------       ------
          Total.....................................  $ 12.8     $ 35.1       $ 22.3         174.2
                                                      ======     ======       ======
INCOME (LOSS) FROM DISCONTINUED OPERATIONS..........  $  4.4     $102.0       $ 97.6
                                                      ======     ======       ======

  Net Sales

     Sales increased $177.1 million, or approximately 35.3%, to $678.5 million from $501.4 million in 1995, reflecting the PPM Acquisition in the second quarter of 1995.

     Terex Cranes' sales were $363.9 million for 1996, an increase of $111.6 million, or 44.2%, from $252.3 million in 1995 which did not include PPM prior to the PPM Acquisition. Machine sales increased $94.9 million to $291.8 million in 1996. This increase was due primarily to the inclusion of PPM Europe and Terex Cranes - Conway Operations for all of 1996, as compared to 1995 when the results of these operations were not included prior to May 9, 1995. The increase in Terex Cranes' sales in 1996 as compared to 1995 was also attributable to an increase of $34.3 million in sales at Terex Cranes - Waverly Operations as compared to 1995 and, to a lesser extent, to a growth in sales at PPM Europe and Terex Cranes - Conway Operations during such period. Parts sales increased $11.4 million to $64.3 million in 1996. Terex Cranes' bookings were $356.1 million for 1996, compared to $236.7 million for 1995, an increase of $119.4 million.

     Terex Trucks' sales increased $64.6 million in 1996 to $314.9 million. Machines sales increased 36.2% primarily due to increased presence in the Asian market and the United States rental market, and parts sales increased 8.5% in 1996. The sales mix was approximately 29% parts in 1996 compared to 34.6% parts in 1995. Terex Trucks' bookings for 1996 were $277.9 million, a decrease of $3.0 million, or 1.1%, from 1995. Backlog decreased to $53.4 million at December 31, 1996 from $88.8 million in 1995 as a result of a large order which was placed late in 1995. However, the average backlog increased slightly to $68.1 million for 1996 as compared to $57.0 million for 1995.

  Gross Profit


     Gross profit for 1996 decreased $1.2 million to $69.2 million. The decline in the gross profit was primarily due to the $16.8 million write down of goodwill and other long lived assets at Terex Cranes and $10.4 million of nonrecurring charges recorded at Terex Trucks in the fourth quarter of 1996. These charges substantially offset the increased gross profit from increased net sales during 1996 as compared to 1995. Gross profit as a percentage of net sales for 1996 decreased to 10.2% as compared to 14.0% for 1995 as a result of the nonrecurring charges. However, excluding these $27.1 million charges in 1996, gross profit as a percentage of sales increased to 14.2% and increased from $70.4 million to $96.3 million.


     Terex Cranes' gross profit increased $2.9 million to $38.1 million for 1996, compared to $35.2 million for 1995, reflecting the PPM Acquisition, the effect of cost reduction actions put in place at PPM Europe and Terex
Cranes -- Conway Operations, and improved performance at Terex Cranes -- Waverly Operations. These improvements were substantially offset by an impairment charge which resulted from a detailed analysis of future cash flows from operations primarily at Terex Cranes -- Conway Operations facility. Excluding the impairment charge, Terex Cranes' gross profit in 1996 increased $19.7 million as compared to 1995 and the gross profit percentage increased to 15.1% as compared to 14.0% in 1995.


     Terex Trucks' gross profit decreased $4.6 million to $31.3 million in 1996 compared to $35.9 million for 1995. Excluding the $10.4 million nonrecurring charges noted above, Terex Trucks' gross profit increased $5.8 million in 1996 as compared to 1995. The $10.4 million nonrecurring charges are comprised mainly of $8.6 million at Unit Rig for the reduction in value of the Unit Rig Tulsa facility due to changes in production methods, and $1.9 million of goodwill associated with TEL's acquisition of its UK distributor, IMACO, which was written off and recorded as an impairment charge in 1996. Exclusive of these nonrecurring charges, the gross profit percentage in 1996 decreased to 13.2% from 14.3% in 1995 due to an increase in the proportion of machine sales as compared to parts sales. Parts sales have higher margins than machine sales.


  Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include the Company's research and development expenses) increased to $64.1 million in 1996 from $57.6 million for 1995, reflecting the effects of the PPM Acquisition. However, engineering, selling and administrative expenses as a percentage of net sales decreased to 9.4% for 1996 from 11.5% for 1995. Terex Trucks' engineering, selling and administrative expenses increased to

$25.7 million for 1996 from $22.9 million for 1995 primarily due to costs associated with a new parts sales office and a new U.K. dealership. Terex Cranes' engineering, selling and administrative expenses increased to $33.3 million for 1996 from $28.0 million for 1995, reflecting the PPM Acquisition and nonrecurring charges of $1.6 million. See "Business -- Research and Development" for a discussion of the Company's engineering expenses.

  Income (Loss) From Operations

     Terex Cranes' income from operations of $4.8 million for 1996 decreased by $2.4 million over 1995, primarily due to the impairment charges at the Terex Cranes -- Conway Operations facility, which were offset somewhat by the increased net sales and the effect of cost control initiatives implemented at all PPM operations since they were acquired by the Company, and continued strong performance by Terex Cranes -- Waverly Operations.

     Terex Trucks' income from operations decreased by $7.4 million to $5.6 million for 1996 from $13.0 million in 1995, primarily due to the nonrecurring charges mentioned above under "Gross Profit." Excluding these charges, income from operations increased to $16.0 million.

     On a consolidated basis, the Company had operating income of $5.1 million for 1996, compared to operating income of $12.8 million for 1995, for the reasons mentioned above.

  Interest Expense

     Net interest expense increased to $43.6 million for 1996 from $38.0 million in 1995 as a result of incremental borrowings associated with the PPM Acquisition. The Company realized gains in 1996 of $3.3 million from the sale of excess property principally in Scotland and Italy.

  Other Income (Expense)

     During 1996, the Company recorded a provision for income taxes of $12.1 million; in 1995, the Company recorded no provision for income taxes. The 1996 provision for income taxes primarily relates to $11.3 million of tax expense recognized at PPM Europe in connection with its recapitalization which required the Company to utilize a net operating loss carryforward. The additional $0.8 million provision relates to taxes due on the sale of property in Europe.

     In 1995, the Company had a gain of $1.0 million from the sale of stock of a former subsidiary and recorded a charge of $0.5 million to recognize the impairment in value of certain properties held for sale.

  Income (Loss) From Discontinued Operations

     Income from discontinued operations in the Clark Material Handling Segment increased $97.6 million to $102.0 million for 1996 as compared to $4.4 million in 1995. The increased income was primarily due to the gain realized on the Clark Sale of $84.5 million. Gross profit for 1996 (through the date of the Clark Sale) increased $1.2 million to $46.0 million as compared to 1995 even though net sales decreased $124.2 million or 23%. Additionally, in 1995 the Clark Material Handling Segment recorded charges of $6.0 million related to severance costs, exit costs and the impairment in value of certain properties held for sale.

  Extraordinary Items

     The Company recorded a charge of $7.5 million in 1995 to recognize a loss on the early extinguishment of debt in connection with its debt refinancing in May 1995.

  Year Ended December 31, 1994 Compared With Year Ended December 31, 1995

     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income (loss) from operations and income
(loss) from discontinued operations, by segment, for 1994 and 1995.

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                      -----------------      INCREASE
                                                       1994       1995      (DECREASE)     % CHANGE
                                                      ------     ------     ----------     --------
                                                          (IN MILLIONS OF DOLLARS)
NET SALES
  Terex Cranes......................................  $ 90.4     $252.3       $161.9         179.1%
  Terex Trucks......................................   226.8      250.3         23.5          10.4
  General/Corporate/Eliminations....................    (3.1)      (1.2)         1.9            --
                                                      ------     ------       ------
          Total.....................................  $314.1     $501.4       $187.3          59.6
                                                      ======     ======       ======
GROSS PROFIT
  Terex Cranes......................................  $ 14.2     $ 35.2       $ 21.0         147.9%
  Terex Trucks......................................    33.9       35.9          2.0           5.9
  General/Corporate/Eliminations....................      --       (0.7)        (0.7)           --
                                                      ------     ------       ------
          Total.....................................  $ 48.1     $ 70.4       $ 22.3          46.4
                                                      ======     ======       ======
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
  Terex Cranes......................................  $  6.3     $ 28.0       $ 21.7         344.4%
  Terex Trucks......................................    22.7       22.9          0.2           0.9
  General/Corporate/Eliminations....................     8.7        6.7         (2.0)           --
                                                      ------     ------       ------
          Total.....................................  $ 37.7     $ 57.6       $ 19.9          52.8
                                                      ======     ======       ======
INCOME (LOSS) FROM OPERATIONS
  Terex Cranes......................................  $  7.9     $  7.2       $ (0.7)        (8.9)%
  Terex Trucks......................................    11.2       13.0          1.8          16.1
  General/Corporate/Eliminations....................    (8.7)      (7.4)         1.3            --
                                                      ------     ------       ------
          Total.....................................  $ 10.4     $ 12.8       $  2.4          23.1
                                                      ======     ======       ======
INCOME (LOSS) FROM DISCONTINUED OPERATIONS
  Clark Material Handling Segment...................  $ (3.7)    $  4.4       $  8.1
                                                      ------     ------       ------
          Total.....................................  $ (3.7)    $  4.4       $  8.1
                                                      ======     ======       ======

  Net Sales

     Sales increased $187.3 million to $501.4 million, or approximately 60%, for 1995 as compared to 1994.

     Terex Cranes' sales were $252.3 million for 1995, an increase of $161.9 million from $90.4 million in 1994 due primarily to the PPM Acquisition. Terex Cranes' backlog was $85.3 million at December 31, 1995, reflecting the additional PPM backlog, compared to $11.7 million at December 31, 1994.

     Terex Trucks' sales increased $23.5 million for 1995 over 1994. Machines sales increased 8%, and parts sales increased 7%. The sales mix was approximately 35% parts for 1995 compared to 36% parts for 1994. Terex Trucks' parts sales were adversely affected by the strike at the Company's parts distribution center. Terex Trucks' bookings for 1995 were $271.3 million, an increase of $39.1 million, or 17%, from 1994. Terex Trucks' backlog was $88.8 million at December 31, 1995 compared to $67.8 million at December 31, 1994.

  Gross Profit

     Gross profit of $70.4 million for 1995 was $22.3 million, or 46%, higher than gross profit of $48.1 million for 1994.

     Terex Cranes' gross profit increased $21.0 million to $35.2 million for 1995, compared to $14.2 million for 1994, primarily reflecting the addition of the May through December 1995 results of PPM. The gross profit percentage for Terex Cranes was 14% for 1995 and 16% for 1994. The gross profit percentage decrease was primarily due to costs related to integrating PPM into Terex Cranes.

     Terex Trucks' gross profit increased $2.0 million to $35.9 million for 1995 compared to $33.9 million for 1994. The gross profit percentage for Terex Trucks was 14% for 1995 and 15% for 1994.

  Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include the Company's research and development expenses) increased to $57.6 million for 1995 from $37.7 million for 1994. Terex Cranes' engineering, selling and administrative expenses increased to $28.0 million for 1995 from $6.3 million for 1994 reflecting the PPM Acquisition. Terex Trucks' engineering, selling and administrative expenses increased to $22.9 million for 1995 from $22.7 million for 1994 as a result of costs associated with the start-up of a new parts service business, which substantially offset the cost savings at other operations. Corporate administrative expenses in 1994 included a charge of $2.2 million in connection with the termination of a management contract with KCS Industries, L.P. ("KCS"), a Connecticut limited partnership principally owned by certain present and former officers of the Company, offset by allocations to operating segments. See "Business -- Research and Development" for a discussion of the Company's engineering expenses.

  Income (Loss) From Operations

     Terex Cranes' income from operations of $7.2 million for 1995 decreased by $0.7 million versus 1994, primarily due to losses at PPM. As a result of cost reductions, improvements in inventory management and consolidation of model offerings, PPM Europe, Terex Cranes -- Conway Operations and Terex Cranes -- Waverly Operations were profitable in 1994 and 1995 after several years of losses.

     Terex Trucks' income from operations improved by $1.8 million to $13.0 million for 1995 from $11.2 million in 1994, primarily as a result of reduced costs, offset by costs associated with the start-up of a new parts service business.

     On a consolidated basis, the Company realized operating income of $12.8 million for 1995, compared to $10.4 million for 1994.

  Interest Expense

     Net interest expense increased to $38.0 million for 1995 from $27.8 million in 1994 as a result of incremental borrowings associated with the PPM Acquisition. The Company realized gains of $1.0 million and $26.0 million from sales of common stock of a former subsidiary during 1995 and 1994, respectively.

  Other Income (Expense)

     The Company recorded a charge of $0.5 million in 1995 to recognize the impairment in value of certain properties held for sale.

     The Company also incurred net foreign exchange losses of $1.9 million, trademark-related expenses of $1.3 million, and $0.6 million of group retiree expenses during 1995.

     The Company recorded a charge of $2.5 million in 1995 for payments related to the retirement of its former Chairman of the Board in August 1995, and future payments related to the consulting obligations under the retirement agreement of the former Chairman.

     During 1995 and 1994, the Company recorded no provision for income taxes.

  Extraordinary Items

     The Company recorded a charge of $7.5 million in 1995 to recognize a loss on the early extinguishment of debt in connection with the May 1995 refinancing. During 1994, the Company recognized extraordinary losses totaling $0.7 million to write-off unamortized discount and debt issuance costs when it repurchased $27.3 million of its old senior secured debt.

  Income (Loss) from Discontinued Operations

     Income from discontinued operations in the Clark Material Handling Segment increased $8.1 million to $4.4 million for 1995, as compared to a loss of $3.7 million for 1994. The increased income was primarily due to increased sales and to the success of the cost reduction programs put in place in the latter half of 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's businesses are working capital intensive and require funding for purchases of production and replacement parts inventories, capital expenditures for repair, replacement and upgrading of existing facilities as well as financing of receivables from customers and dealers. The Company has significant debt service requirements, including semi-annual interest payments on the Senior Secured Notes and monthly interest payments of approximately $0.6 million on the New Credit Facility.

     Debt reduction and an improved capital structure are major focal points for the Company. In this regard, the Company regularly reviews its alternatives to improve its capital structure and to reduce debt through debt refinancings, issuances of equity, asset sales, including the sale of business units, or any combination thereof. As part of its strategy to strengthen its capital structure and reduce debt, on November 27, 1996, the Company completed the Clark Sale for an aggregate cash purchase price, subject to adjustments, of approximately $140 million. Upon closing, the Company immediately paid down its then existing credit facility. In accordance with the indenture governing the Senior Secured Notes (the "Indenture"), the Company offered to repurchase (the "Notes Offer") $100 million principal amount of Senior Secured Notes at par plus accrued interest. The Notes Offer expired on December 27, 1996, but no Senior Secured Notes were tendered for repurchase.

     Consistent with its strategy of improving its capital structure, on December 30, 1996, the Company called all of its issued and outstanding Series A Preferred Stock for redemption on January 29, 1997 (the "Redemption Date"). The Series A Stock was accreting initially at a rate of 13% per annum, which was to increase to 18% per annum at the end of 1998. All 1,200,000 shares of the Series A Preferred Stock outstanding on the Redemption Date were redeemed at a redemption price of $37.80 per share, or approximately $45.4 million in aggregate.

     Net cash of $17.6 million was used in operating activities during 1996, primarily due to an increase in working capital at year end for the expansion of the Company's business. Net cash provided by investing activities was $135.7 million during 1996 principally due to the Clark Sale. Net cash used by financing activities during 1996 was principally due to the repayment of the Company's then existing credit facility ($70 million) with the proceeds from the Clark Sale, offset partially by the use of the lending facilities in the United Kingdom. Cash and cash equivalents totaled $72 million at December 31, 1996.

     Net cash of $15 million was provided by operating activities during the three months ended March 31, 1997, of which $7.0 million was provided by operating results plus depreciation and amortization, plus an increase of approximately $8.6 million in accrued interest payable. Net cash used in investing activities was $0.4 million during the three months ended March 31, 1997. Net cash used by financing activities was $43.1 million during the three months ended March 31, 1997, principally due to the redemption of the Series A Preferred Stock in January 1997 for $45.4 million. Cash and cash equivalents totaled $39.6 million at March 31, 1997.

     As of March 31, 1997, the Company had no balance outstanding under its then existing credit facility, letters of credit issued under that credit facility totaled $7.5 million, and the additional amount that the Company could have borrowed thereunder was $43.4 million.

     Concurrently with the Simon Acquisition the Company entered into the New Credit Facility. The New Credit Facility provides the Company with the ability to borrow (in the form of revolving loans and up to $20 million in outstanding letters of credit) up to $125 million. The New Credit Facility is secured by substantially all of the Company's domestic receivables and inventory. The amount of borrowings available under the New Credit Facility is limited to established percentages of eligible receivables and eligible inventory of certain of the Company's domestic subsidiaries. The New Credit Facility matures on April 7, 2000. At the option of the Company, revolving loans may be in the form of prime rate loans bearing interest at a rate of between 0.5% and 1.5% per annum in excess of the prime rate or eurodollar rate loans bearing interest at a rate of between 2.0% and 3.0% per annum in excess of the adjusted eurodollar rate. The margin over the prime rate or eurodollar rate paid by the Company is based upon the Company's fixed charge coverage ratio from time to time. As of April 30, 1997, the Company had availability of $32.0 million under the New Credit Facility. After application of proceeds of the Offering, the Company estimates that it will have availability of at least $20 million under the New Credit Facility.

     TEL has a bank facility which provides, among other things, a working capital facility of 6 million Pounds Sterling, and PPM Europe has working capital facilities aggregating $6 million. Management intends to seek additional working capital financing facilities for the Company's international operations to provide additional liquidity worldwide.

  Factors Affecting Future Liquidity

     The Company currently has $250 million of Senior Secured Notes outstanding. The Indenture places certain limits on the Company's ability to incur additional indebtedness; permit the existence of liens; issue, pay dividends on or redeem equity securities; utilize the proceeds of asset sales; consolidate, merge or transfer assets to another entity; and enter into transactions with affiliates. As part of the Company's efforts to improve its capital structure, all or a substantial portion of the proceeds of the Offering to the Company will be used to repay indebtedness, including the redemption of a portion of the Senior Secured Notes.

     The New Credit Facility also places restrictions on the Company's ability to incur additional indebtedness; permit the existence of liens; issue, pay dividends and or redeem equity securities; utilize the proceeds of asset sales; consolidate, merge or transfer assets to another entity; and enter into transactions with affiliates.

     In connection with the PPM Acquisition, Terex Cranes, Inc., a wholly owned subsidiary of the Company established to complete the PPM Acquisition, issued redeemable preferred stock, having an aggregate liquidation preference of approximately $21.4 million, subject to adjustment. The number of shares of Terex Cranes preferred stock issued is subject to adjustment calculated by reference to Western European telescopic mobile crane demand in 1996 and 1997. The preferred stock does not bear a dividend and, accordingly, the Company has valued this stock at approximately $8.8 million (discounted at 15%) including accretion.

     The Company's debt service obligations for 1997 before taking into account the use of proceeds from the Offering include approximately $16.6 million on May 15 and November 15, 1997 on the Senior Secured Notes and variable monthly payments of approximately $0.6 million on the New Credit Facility. Management believes that with cash generated from operations, together with the New Credit Facility, the Company has adequate liquidity to meet the Company's operating and debt service requirements for the foreseeable future.

  Foreign Currencies and Interest Rate Risk

     The Company's products are sold in over 50 countries around the world and, accordingly, revenues of the Company are generated in foreign currencies, while the costs associated with those revenues are only partly incurred in the same currencies. The major foreign currencies, among others, in which the Company does business are the Pound Sterling and the French Franc. The Company may, from time to time, hedge specifically identified committed cash flows in foreign currencies using forward currency sale or purchase contracts. Such foreign currency contracts have not historically been material in amount. The Company's borrowings are at both fixed and floating rates of interest. For the floating rate portion of the borrowings, the Company is at risk for fluctuations in interest rates. The Company does not currently hedge any interest rate risk.

CONTINGENCIES AND UNCERTAINTIES

     In March 1994, the Commission initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws have taken place. See "Risk Factors -- SEC Investigation." During 1996, the Company incurred $0.3 million of legal fees and expenses on behalf of the Company, directors and executives of the Company, and KCS. In general, under the Company's by-laws, the Company is obligated to indemnify officers and directors for all liabilities arising in the course of their duties on behalf of the Company. To date, no officer or director has had legal representation separate from the Company's legal representation, and no allocation of the legal fees for such representation has been made.

     The Company is subject to a number of contingencies and uncertainties including product liability claims, self-insurance obligations, tax examinations and guarantees. Many of the exposures are unasserted or proceedings are at a preliminary stage, and it is not presently possible to estimate the amount or timing of any cost to the Company. However, management does not believe that these contingencies and uncertainties will, in the aggregate, have a material adverse effect on the Company. When it is probable that a loss has been incurred and possible to make reasonable estimates of the Company's liability with respect to such matters, a provision is recorded for the amount of such estimate or for the minimum amount of a range of estimates when it is not possible to estimate the amount within the range that is most likely to occur.

     The Company is also subject to certain contingencies and uncertainties concerning net operating loss carryovers and environmental liabilities. See "Risk Factors -- Tax Audit Issues," "-- Continuation of Net Operating Loss Carryovers" and "-- Environmental and Related Matters."

                         INDUSTRY OVERVIEW AND OUTLOOK

TELESCOPIC MOBILE CRANES

     Mobile cranes with telescoping booms were developed in the 1950s as advanced hydraulics became available. Telescopic mobile cranes are generally used only for a limited period during the later stages of a construction project. As each project may require differing boom lengths and lifting capacities, contractors tend to rent specific machines as needed rather than own a fleet of machines of varying capabilities. As a result, according to industry sources, approximately 85% of all new telescopic mobile crane sales in North America are made to rental fleets. Because of the market's rental orientation and that cranes are used in the later stages of construction projects, the demand for new telescopic mobile cranes typically lags behind the demand for other construction equipment by between 12 and 24 months during a cyclical economic recovery. Initially in an economic recovery, rising end-user demand is first reflected in rising rental fleet utilization rates rather than in new crane orders. As rental fleet utilization reaches a practical maximum level, generally new orders for telescopic mobile cranes increase. New telescopic mobile crane orders also result from fleet replacement demand, which is affected by the aging of the telescopic mobile crane population. From 1974 through 1981, the North American telescopic mobile crane market consumed an average of over 3,500 machines per year. During the recession which began in 1982, the North American telescopic mobile crane consumption declined to a low of 600 machines and many competitors exited the industry. During the period from 1990 through 1996, the North American telescopic mobile crane market consumed an average of approximately 1,300 machines per year, with a high of over 2,200 machines in 1990 and a low of approximately 1,000 machines in 1992 and 1993.

     The Company believes that the North American telescopic mobile crane industry is entering a period of growth due to a strong and sustained period of construction activity in North America, high rental fleet utilizations, and the fact that the unusually large number of telescopic mobile cranes that were built in the late 1970s are beginning to reach the end of their useful lives (which the Company estimates to be approximately 20 years). These factors have contributed to a 26% increase in telescopic mobile crane shipments in 1996, as compared with 1995. The Company believes that it is well positioned to capitalize on the continued growth of the North American telescopic mobile crane market. Terex Cranes offers products which are low cost, simple to use and easy to maintain. The Company believes new cranes which incorporate these characteristics enable rental fleet operators to generate higher returns on their investments, which are critical to their success and ability to expand. By pursuing a strategy oriented toward improving customers' productivity and investment returns, Terex Cranes increased its market share in 1996, and management believes that such a strategy will lead to its fuller participation in the continued growth of the North American market.

     The European telescopic mobile crane market, which is approximately the same size as the North American market (ranging between 1,000 and 2,000 unit shipments per year), has not had an increase in demand to the extent experienced in North America during 1996. Excluding Germany, construction activity has remained at recessionary levels for the last four years, which the Company believes was due initially to a cyclical downturn and more recently to fiscal tightening as European countries attempt to meet the budget deficit targets established by the Maastricht Treaty. The Company's principal markets in Europe are in France and Italy, where the Company believes it has the largest market shares. The French and Italian markets are less dominated by rental fleets than the North American market; the Company believes that approximately 55% of new telescopic mobile crane sales in France and Italy are to rental fleet operators with the balance to end users. An increase in construction activity in those countries, therefore, would tend to have a more immediate impact on new telescopic mobile crane sales than would a similar increase in North America. The Company believes that it is well positioned to participate in any cyclical increase in demand in France and Italy due to its local manufacturing, strong local distribution and low cost relative to its major European competitors.

     Outside North America and Europe, the most active new telescopic mobile crane markets for the Company are the Pacific Rim and the Middle East. Terex Cranes maintains distributors in each of these markets, and sells approximately 15% of its newly manufactured telescopic mobile cranes to these markets. The Pacific Rim, particularly Indonesia, generated significant demand for telescopic mobile cranes during 1996. This demand is expected to continue as infrastructure development accelerates in that part of the world.

     The Company also manufactures truck mounted cranes (boom trucks), which are telescopic cranes mounted on production truck chassis. Over the past 20 years, boom trucks have replaced truck mobile cranes in the market for under 30 ton lifting devices. Conditions in the North American market for boom trucks remain positive due to overall construction activity in North America.

AERIAL WORK PLATFORMS

     The aerial work platform industry in North America has developed over the past 20 years as an efficient alternative to scaffolding and ladders, and has been supported by regulations mandating minimum safety standards for people working at heights. Aerial work platforms are used for indoor or outdoor applications in a variety of construction, industrial and commercial settings which require workers to be lifted to heights to perform their jobs. The Company believes that approximately 90% of all aerial work platform sales in North America are to rental fleets. The aerial work platform market has developed into a rental market because (i) contractors require workers to be elevated only for limited times during a given job, and different jobs require different platform heights making ownership of a single specification unit impractical, and (ii) industrial customers are increasingly outsourcing their equipment requirements to rental providers. Recently, the equipment rental industry has been undergoing a process of consolidation. As a result, the larger aerial work platform rental fleet operators are increasingly demanding products that are low cost, simple to use and easy to maintain. To meet the objectives of the equipment rental industry, the Company has designed its aerial work platforms to incorporate these characteristics.

UTILITY AERIAL DEVICES

     The Company also manufactures utility aerial devices which are used to set telephone poles and move transformers and other material to work areas at the top of poles (digger derricks), and to elevate workers to work areas at the top of poles or in trees. Customers include electric utilities, local telephone companies, private utility repair contractors and tree trimmers. The Company believes that utilities are increasingly outsourcing maintenance to private contractors in an effort to reduce costs, and that it is well positioned to capitalize on this trend due to its strategy to manufacture simplified products at lower cost, its existing dealer relationships and its direct relationships with major private contractors.

TELESCOPIC CONTAINER STACKERS

     Telescopic container stackers were developed in the early 1980s to manipulate shipping containers efficiently in port storage areas and inland terminals. Telescopic container stackers are particularly effective in storage areas where containers are continually added and removed, and where the efficient manipulation of, and access to, specific containers is required. The Company believes that because of the efficiency of telescopic container stackers, demand has steadily grown, primarily outside the United States in port areas where storage capacity is constrained. Demand has been particularly strong in South America, the Pacific Rim and Europe. The

Company believes that the United States market offers growth potential as the benefits of this product are better recognized.

OFF-HIGHWAY TRUCKS

     Off-highway trucks, which include articulated trucks and rigid frame trucks, are generally sold to construction companies, fleet contractors who provide trucks to large construction companies, and to dealer rental fleets. According to industry sources, the global market is concentrated in three main regions: North America (approximately 35%), Europe (approximately 28%), and the Pacific Rim (approximately 22%). These markets are dependent on large private construction project activity and public infrastructure development, both of which have been soft in Europe in recent years and strong in the United States and the Pacific Rim. The Company believes that it is well positioned to capitalize on any demand that may arise from such activity or development. Terex believes that fleet operators in the United States and large construction companies in the Pacific Rim generally prefer products that are low cost, simple to use and easy to maintain, and that its products have these characteristics. The Company also believes that it is well positioned to capitalize on future growth in Europe through an existing private label supply agreement and in China through an existing joint venture relationship.

HIGH CAPACITY SURFACE MINING TRUCKS

     High capacity surface mining trucks are designed to haul coal or ore. They range in capacities from 120 to 300 tons, and are used in larger surface mines around the world. The trucks are typically operated around the clock, seven days a week, often running several weeks between maintenance stops. Accordingly, of critical concern to mine operators is (i) reliability -- that the truck is operating in excess of 90% of the time and (ii) hauling efficiency -- the operating cost per ton hauled, including fuel consumption, tire wear and maintenance. There are two types of trucks offered: electric and mechanical drive. The Company offers electric drive trucks in which a diesel engine drives an alternator which powers two wheel motors, one in each rear wheel. Terex believes that electric drive vehicles are more efficient than mechanical drive trucks. As a result of the efficiency and reliability of its trucks, the Company has been able to increase its market share slightly in recent years despite difficult competitive conditions in the industry. The Company believes that it is the third largest manufacturer with a global market share of approximately 13%. The worldwide market is approximately 270 units per year, with sales generally direct to large surface mines. To respond to the continuing demand of large mines to improve financial returns through lower costs and higher hauling capacities, the Company is taking several strategic actions including reducing the cost of its trucks through component outsourcing and modular assembly process implementation, as well as development of a 320 ton capacity truck (as compared to 260 tons, its current largest truck) with a new generation electric drive system. The Company believes that the current demand levels will continue, with earnings opportunities from the development of more cost efficient designs and manufacturing processes.

                                    BUSINESS

GENERAL

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted cranes (boom trucks), rigid and articulated off-highway trucks, high capacity surface mining trucks and related components and replacement parts. The Company's products are manufactured at 12 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. The Company has two business segments: Terex Cranes and Terex Trucks. Management believes that both segments are benefitting from several industry trends, including the growing importance of rental fleet operators with respect to Terex Cranes and an increasing level of global infrastructure development (particularly in Pacific Rim markets) with respect to Terex Trucks.

PRODUCTS

  Telescopic Mobile Cranes

     Telescopic mobile cranes are used primarily in new industrial, commercial construction and public works construction industries and in maintenance applications, to lift equipment or material to heights in excess of 50 feet. The Company's Terex Cranes segment manufactures the following types of telescopic mobile cranes:

                      Rough Terrain Cranes -- are designed to lift materials and equipment on rough or uneven terrain and are most often located on a single construction or work site such as a building site, a highway or a utility project for long periods of time. Rough terrain cranes cannot be driven on highways and accordingly must be transported by truck to
  [CRANE PHOTO]       the work site. Rough terrain cranes manufactured by Terex Cranes have maximum lifting capacities of up to 90 tons and maximum tip heights of up to 205 feet. Terex Cranes manufactures its rough terrain cranes at its facilities located at Waverly, Iowa, Conway, South Carolina,
                      Montceau les Mines, France, and Crespellano, Italy under the brand names TEREX, LORAIN, P&H, PPM and BENDINI.

                      Truck Cranes -- have two cabs and can travel rapidly from job site to job site at highway speeds. In contrast to rough terrain cranes which are often located for extended periods at a single work site, truck cranes are often used for multiple local jobs, primarily in urban or
  [CRANE PHOTO]       suburban areas. Truck cranes manufactured by Terex Cranes have maximum lifting capacities of up to 75 tons and maximum tip heights of up to
                      193 feet. Terex Cranes manufactures truck cranes at its Waverly, Iowa and Conway, South Carolina facilities under the brand names P&H and
                      LORAIN.

                      All Terrain Cranes -- were developed in Europe as a cross between rough terrain and truck cranes in that they are designed to travel across both rough terrain and highways. All terrain cranes have two cabs and are versatile and highly maneuverable. All terrain cranes manufactured
  [CRANE PHOTO]       by Terex Cranes have lifting capacities of up to 130 tons and maximum tip heights of up to 223 feet. Terex Cranes manufactures its all terrain cranes at its Montceau les Mines, France facility under the brand names TEREX and PPM.

  Truck Mounted Cranes (Boom Trucks)

     Terex Cranes manufactures telescopic boom cranes for mounting on commercial truck chassis. Terex also distributes truck mounted articulated cranes under the EFFER brand name which are manufactured by EFFER SpA. Truck mounted cranes are used primarily in the construction industry to lift equipment or materials to various heights. Boom trucks are generally lighter and have a lower lifting capacity than truck cranes, and are used for many of the same applications when lower lifting capabilities are required. An advantage of a boom truck is that the equipment or material to be lifted by the crane can be transported by the truck which can travel at highway speeds. Applications include the installation of air conditioners and other roof equipment. The Company's Terex Cranes segment manufactures the following types of cranes for installation on truck chassis:

                      Telescopic Boom Truck Mounted Cranes -- enable an operator to reach
  [CRANE PHOTO]       heights of up to 167 feet and have a maximum lifting capacity of up to
                      37.5 tons. Terex Cranes manufactures its telescopic boom truck mounted cranes at its Olathe, Kansas facility under the brand name RO-STINGER.

                      Articulated Boom Truck Mounted Cranes -- are for users who prefer greater capacities over the greater vertical reach provided by a
  [CRANE PHOTO]       telescopic boom truck mounted crane. At its Olathe, Kansas facility,
                      Terex Cranes acts as the master distributor for the EFFER brand line of articulated boom truck mounted cranes which have maximum capacities up to 87,305 pounds and horizontal reach to 66 feet.

  Aerial Work Platforms

     Aerial work platforms are self propelled devices which position workers and materials easily and quickly to elevated work areas. These products have developed over the past 20 years as alternatives to scaffolding and ladders. The work platform is mounted on either a telescoping and/or articulating boom or on a vertical lifting scissor mechanism.

                      Scissor Lifts -- are used in open areas in indoor or outdoor applications in a variety of construction, industrial and commercial settings. Scissor lifts manufactured by Terex Cranes have maximum
  [CRANE PHOTO]       working heights of up to 52 feet and maximum load capacities of up to
                      2,000 pounds. Terex Cranes manufactures scissor aerial work platforms at its Waverly, Iowa, Bowerston, Ohio and Milwaukee, Wisconsin
                      facilities under the brand names TEREX, SIMON and MARK.

                      Straight Telescopic Boom Lifts -- are used primarily outdoors in residential, commercial and industrial new construction and maintenance projects. Straight telescopic boom lifts manufactured by Terex Cranes
  [CRANE PHOTO]       have maximum working heights of up to 126 feet and maximum load capacities of up to 650 pounds. Terex Cranes manufactures its straight telescopic aerial work platforms at its Waverly, Iowa, Bowerston, Ohio and Milwaukee, Wisconsin facilities under the brand names TEREX, SIMON and MARK.

                      Articulating Telescopic Boom Lifts -- are generally used in industrial environments where the articulation allows the user to access elevated areas over machines or structural obstacles which prevent access with a scissor lift or straight boom. Articulating lifts available from Terex
  [CRANE PHOTO]       Cranes have maximum working heights of up to 70 feet and maximum load capacities of up to 500 pounds. Terex Cranes manufactures its articulating telescopic boom lifts at its Waverly, Iowa, Bowerston,
                      Ohio and Milwaukee, Wisconsin facilities under the brand names TEREX,
                      SIMON and MARK.

  Utility Aerial Devices

     Utility aerial devices are used to set utility poles and move workers and materials to work areas at the top of utility poles and towers. Utility aerial devices are mounted on commercial truck chassis which include separately installed steel cabinets for tool and material storage. Most utility aerial devices are insulated to permit live wire work.

                      Articulated Aerial Devices -- are used to elevate workers to work areas at the top of utility poles or in trees and include one or two man baskets. Articulated aerial devices available from Terex Cranes include
  [CRANE PHOTO]       telescopic, non-overcenter and overcenter models and range in working heights from 32 to 203 feet. Articulated aerial devices are manufactured by Terex Cranes at its Watertown, South Dakota facility under the brand names TELELECT and HI-RANGER.

                      Digger Derricks -- are used to set telephone poles. The digger derricks include a telescopic boom with an auger mounted at the tip which digs a hole, and a device to grasp, manipulate and set the pole. Digger
  [CRANE PHOTO]       derricks available from Terex Cranes have sheave heights exceeding 70 feet and lifting capacities up to 48,000 pounds. Digger derricks are manufactured by Terex Cranes at its Watertown, South Dakota facility under the brand names TELELECT and HI-RANGER.

  Telescopic Material Handlers

     Telescopic material handlers are used to lift containers or other material from one location to another at the same job site.

                      Telescopic Container Stackers -- are used to pick up and stack containers at dock and terminal facilities. At the end of a telescopic container stacker's boom is a spreader which enables it to attach to containers of varying lengths and weights and to rotate the container up to 360 degrees. Telescopic container stackers are particularly effective in storage areas where containers are continually added and
  [CRANE PHOTO]       removed, and where the efficient manipulation of, and access to, specific containers is required. Telescopic container stackers manufactured by Terex Cranes have lifting capacities up to 49.5 tons, can stack up to six full or nine empty containers and are able to maneuver through very narrow areas. Terex Cranes manufactures its telescopic container stackers under the brand names PPM and P&H
                      SUPERSTACKERS at its Conway, South Carolina and Montceau les Mines,
                      France facilities.

                      Rough Terrain Telescopic Boom Forklifts -- serve a similar function as smaller size rough terrain telescopic mobile cranes and are used exclusively to move and place materials on new residential and commercial job sites. Terex Cranes manufactures rough terrain
  [CRANE PHOTO]       telescopic boom forklifts with load capacities of up to 10,000 pounds and with a maximum extended reach of up to 31 feet and lift capabilities of up to 48 feet. Terex Cranes manufactures rough terrain telescopic boom forklifts at its facility in Baraga, Michigan under the brand name SQUARE SHOOTER.

  Rigid and Articulated Off-Highway Trucks

     Terex Trucks manufactures two distinct types of off-highway trucks with hauling capacities from 25 to 100 tons: articulated and rigid frame. Terex Trucks manufactures rigid and articulated trucks at its TEL facility in Motherwell, Scotland. TEL manufactures and markets articulated trucks and rigid frame trucks under the TEREX brand name and sells to other truck manufacturers on a private label basis.

                      Articulated Off-Highway Trucks -- are three axle, six wheel drive machines with a capacity range of 25 to 40 tons. Their differentiating feature is an oscillating connection between the cab and body which allows the cab and body to move independently, thereby enabling all six
  [CRANE PHOTO]       tires to maintain ground contact for improved traction on rough terrain. This allows the truck to move effectively through extremely rough or muddy off-road conditions. Articulated off-highway trucks are typically used together with an excavator or wheel loader to move dirt in connection with road, tunnel or other infrastructure construction and commercial, industrial or major residential construction projects.

                      Rigid Off-Highway Trucks -- are two axle machines which generally have larger capacities than articulated trucks but can operate only on
  [CRANE PHOTO]       improved or graded surfaces. The capacities of rigid off-highway trucks range from 35 to 100 tons, and off-highway trucks have applications in large construction or infrastructure projects, aggregates and smaller surface mines.

                      High Capacity Surface Mining Trucks -- are off road dump trucks with capacities in excess of 120 tons primarily for surface mining. Terex
                      Trucks' haulers are powered by a diesel engine driving an electric generator that provides power to individual electric motors in each of
  [CRANE PHOTO]       the rear wheels. Unit Rig's current LECTRA HAUL product line consists of a series of rear dump trucks with payload capacities ranging from
                      120 to 260 tons, and bottom dump trucks with capacities ranging from
                      180 to 270 tons. Terex Trucks' high capacity surface mining trucks are manufactured at Unit Rig, located in Tulsa, Oklahoma, under the UNIT
                      RIG and LECTRA HAUL brand names.

BUSINESS STRATEGY

     The Company has undergone significant management changes since 1992. Ronald
M. DeFeo joined the Company in May 1992, was appointed President and Chief Operating Officer in October 1993 and was named

Chief Executive Officer in March 1995. Since joining the Company, Mr. DeFeo has recruited several new senior executives to Terex, and under the direction of this new management team, Terex has implemented a series of interrelated strategic initiatives designed to increase sales, earnings and shareholder value.

     Focus on Core Operations -- For most of 1996, Terex was comprised of three operating businesses: Terex Cranes, Terex Trucks and the Clark Material Handling Segment, which manufactured internal combustion and electric lift trucks, electric walkies and related components and replacement parts. Given the growth prospects, higher margins and stronger competitive positions of the Terex Cranes and Terex Trucks segments, as compared to the relatively low margins and market share of its material handling business, in November 1996 Terex sold the Clark Material Handling Segment for approximately $140 million in cash. The Clark Sale has enabled management to focus on growing and improving the operations of its core crane and truck businesses.

     Reduce Costs and Improve Manufacturing Efficiency -- Over the past few years, the Company has initiated several programs to increase profitability through cost reductions and improved manufacturing efficiency. The Company's cost cutting has enabled it to increase profitability at its core operations and rapidly overhaul and integrate acquisitions. The Company follows a disciplined acquisition integration strategy in order to improve profitability. As part of the integration strategy, the Company evaluates every cost component of the acquired business and typically (i) consolidates manufacturing operations, (ii) increases the efficiency of manufacturing processes through improved material flow and outsourcing, (iii) reduces overhead and (iv) emphasizes those products that yield the highest margins, including the replacement parts and related business. More specifically, this strategy involves eliminating marginally profitable or unprofitable product lines, closing underutilized and inefficient plants, liquidating excess inventories and substantially reducing both hourly and salaried indirect personnel. The Company has also been able to apply its cost reduction strategy, developed through acquisition integration, to its existing businesses. Management believes it has established a philosophy of continuous cost reduction in all of its operations. Recent examples of cost reduction initiatives are listed below.

     - When the Company acquired PPM in May 1995, total headcount at PPM was approximately 840, including approximately 430 employees categorized as indirect. As a result of numerous cost reduction initiatives, total headcount at PPM was reduced to approximately 640 at December 31, 1996, while the indirect headcount at PPM was reduced to approximately 260. During that same period sales at PPM increased.

     - The Company has streamlined many of its manufacturing facilities by outsourcing capital intensive, low value added production processes enabling the Company to focus on product design and integration. For example, by outsourcing certain welding operations at its Conway, South Carolina telescopic mobile crane manufacturing facility, the Company believes it has achieved over $2 million of annualized savings.

     - Cost reductions at the newly acquired Simon Access Companies have already begun, including reduction of headcount by approximately 130 as of May 15, 1997, primarily in indirect personnel. The Company estimates initiatives already implemented will reduce annual operating expenses by approximately $7 million and the Company anticipates further cost savings as the Simon Access Companies are more completely integrated into the Terex family.

     Increase Sales Through Best Value Strategy -- The Company tailors its pricing strategy by product line to provide customers with an attractive cost/benefit relationship. In general, the Company has focused its product lines on products with simplified designs which it can manufacture at low cost. The Company has streamlined its product lines, manufacturing fewer models, and has increased the number of interchangeable parts between models. This strategy has enabled the Company to offer its products at prices that are often 10% to 15% below those offered by its competitors. The Company believes that by offering its customers a simplified product design at a lower price, it can increase sales and gain market share. For example, Terex Cranes' primary customers, rental companies, are generally unable to charge a premium rental rate for equipment that has sophisticated, but nonessential features. Consequently, the Company believes its products offer virtually the same utility and marketability as the competition's products, but at a lower cost to the customer.

     Improve Financial Flexibility -- The Company has initiated a strategy to improve significantly its financial flexibility and strengthen its capital structure. These efforts are intended to provide the Company with sufficient credit quality and liquidity to execute its growth initiatives. The Company used approximately $45 million of proceeds from the Clark Sale to redeem all of its Series A Preferred Stock (which had a 13% per annum accretion rate) and approximately $70 million to retire outstanding bank debt. In addition, on April 7, 1997, the Company and certain of its subsidiaries entered into the New Credit Facility which increased the Company's borrowing capacity, reduced its cost of funds and reduced the covenant restrictions relative to the Company's then existing credit facility. The Company intends to use the proceeds of the Offering to reduce the Company's total debt outstanding. See "Use of Proceeds."


     Expand Core Operations -- Over the past several years, the Company has expanded the size and scope of its core crane and truck operations through both acquisitions and new product development in order to increase the Company's market share of targeted products and geographic markets and to insulate the Company from potential cyclical changes in any one market. These initiatives have expanded the Company's product lines, added new technology and improved the Company's distribution network. The Company expects that acquisitions and new product development will continue to be important components of its growth strategy and is continually reviewing acquisition opportunities. Future acquisitions will be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of any one or more of the foregoing.


     During the past several years, the Company has spent approximately $200 million to strengthen its core businesses by purchasing the businesses listed below:

                                          SOURCE OF       OPERATING                     ACQUIRED OR LICENSED
YEAR     ACQUISITION    PURCHASE PRICE    FINANCING       LOCATIONS        PRODUCTS          BRAND NAMES
----   ---------------  --------------  --------------  --------------  --------------  ---------------------
1995   PPM              $104.5 million  Issuance of     South           Telescopic      P&H, PPM, BENDINI
                        (paid in cash   Senior Secured  Carolina,       Mobile Cranes
                        and             Notes           France, Italy
                        securities)

1997   Simon Access     $90.0 million   Cash on hand    Kansas, Ohio,   Aerial Work     SIMON, TELELECT, RO,
       Companies        (paid in cash)  and borrowings  South Dakota,   Platforms,      CELLA
                                        under the New   Wisconsin,      Utility Aerial
                                        Credit          Ireland, Italy  Devices, Boom
                                        Facility                        Trucks

1997   Square Shooter   (terms not      Cash on hand    Michigan        Telescopic      SQUARE SHOOTER
       Business         disclosed)      and borrowings                  Rough Terrain
                                        under the New                   Lift Trucks
                                        Credit
                                        Facility

BACKLOG

     The Company's backlog as of December 31, 1995 and 1996 and March 31, 1996 and 1997 was as follows:

                                                      DECEMBER 31,              MARCH 31,
                                                    -----------------       -----------------
                                                     1995       1996         1996       1997
                                                    ------     ------       ------     ------
                                                            (IN MILLIONS OF DOLLARS)
    Terex Cranes..................................  $ 85.3     $ 67.2       $ 57.3     $101.1
    Terex Trucks..................................    88.8       53.4         87.0       69.1
                                                    ------     ------       ------     ------
              Total...............................  $174.1     $120.6       $144.3     $170.2
                                                    ======     ======       ======     ======

     Substantially all of the Company's backlog orders are expected to be filled within one year, although there can be no assurance that all such backlog orders will be filled within that time period. The Company's backlog orders represent primarily new machine orders. Parts orders are generally filled on an as-ordered basis. Backlog in Terex Cranes decreased in 1996 as manufacturing efficiencies reduced lead times, improving product availability for customers. The backlog for the Terex Trucks' segment was unusually high at year end 1995 as a result of a large order for Unit Rig equipment which was placed late in 1995, and at March 31, 1996 due to a $25 million order at TEL which was subsequently canceled. Backlog for both segments increased at March 31, 1997 over December 31, 1996 due to a significant increase in orders reflecting favorable industry conditions and the Company's improved competitive position. Pro forma backlog improved to $232 million at March 31, 1997 from $166 million at December 31, 1996.

DISTRIBUTION

     Terex Cranes distributes its products primarily through a global network of dealers in over 750 different locations. With respect to telescopic mobile cranes in North America, Terex Cranes maintains extensive dealer networks. The geographic strength of Terex Cranes' telescopic mobile cranes marketed under the LORAIN brand name centers in the midwest and mid-Atlantic regions of the United States and the geographic strength of telescopic mobile cranes marketed under the P&H brand name centers in the southern and western regions of the United States. Terex Cranes' European distribution is carried out primarily under three brand names, TEREX, PPM and BENDINI, through a single distribution network comprised of both distributors and a direct sales force. Terex Cranes sells its utility aerial devices under the SIMON, TEREX and TELELECT brand names principally through a network of North American distributors and through Company-owned dealerships located in Fontana, California, Richmond, Virginia, Charlotte, North Carolina, and Emmaus, Pennsylvania. Terex Cranes sells its aerial work platform products through a distribution network that includes many of the Aerials Limited and Aerials dealers throughout the world, but principally in North America and Europe. Terex Cranes' aerial work platform products are sold under the brand names TEREX, MARK and SIMON.

     TEL markets machines and replacement parts primarily through worldwide dealership networks. TEL's truck dealers are independent businesses which generally serve the construction, mining, timber and/or scrap industries. Although these dealers carry products of a variety of manufacturers, and may or may not carry more than one of the Company's products, each dealer generally carries only one manufacturer's "brand" of each particular type of product. The Company employs sales representatives who service these dealers from offices located throughout the world. Unit Rig distributes its products and services directly to customers primarily through its own distribution system.

RESEARCH AND DEVELOPMENT

     The Company maintains engineering staffs at several of its locations who design new products and improvements in existing product lines. The Company's engineering expenses are primarily incurred in connection with the improvement of existing products, efforts to reduce costs of existing products and, in certain cases, the development of products which may have additional applications or represent extensions of the existing product line. Such costs amounted to $6.1 million, $5.0 million and $2.1 million in 1996, 1995 and 1994, respectively. The increases in engineering expenses from 1994 to 1996 were due to the effects of the PPM Acquisition.

MATERIALS

     Principal materials used by the Company in its various manufacturing processes include steel, castings, engines, tires, hydraulic cylinders, electric controls and motors, and a variety of other fabricated or manufactured items. In the absence of labor strikes or other unusual circumstances, substantially all materials are normally available from multiple suppliers. Current and potential suppliers are evaluated on a regular basis on their ability to meet the Company's requirements and standards. Electric wheel motors and controls used in the Unit Rig product line are currently supplied exclusively by General Electric Company. The Company is endeavoring to develop alternative sources. If the Company is unable to develop alternative sources, or if there is disruption or termination of its relationship with General Electric Company (which is not governed by a written contract), it could have a material adverse effect on Unit Rig's operations.

COMPETITION

     Telescopic Mobile Cranes -- The domestic telescopic mobile crane industry is comprised primarily of three manufacturers. The Company believes that Terex Cranes is the second largest domestic manufacturer, with approximately a 30% market share. The Company believes that the number one domestic manufacturer is Grove Worldwide, and the number three domestic manufacturer is Link-Belt, a subsidiary of Sumitomo Corp. The Company's principal markets in Europe are in France and Italy, where the Company believes it has the largest market shares. In Europe, Terex Cranes' primary competitors are Grove Cranes Ltd. (including the recently acquired Krupp Mobilkran), Liebherr Werk Ehingen and DeMag. Outside the United States and Europe, the most active new mobile crane markets for the Company are the Pacific Rim and the Middle East. Terex Cranes sells approximately 15% of its newly manufactured telescopic mobile cranes to those markets.

     The United States boom truck industry is dominated by four manufacturers, of which the Company believes Terex RO, with a 25% pro forma market share, is the second largest behind Grove National.

     Aerial Work Platforms -- The aerial work platform industry in North America is fragmented, with seven major competitors. The Company believes that its approximate 7% pro forma market share makes it the fifth largest manufacturer of aerial work platforms in North America, behind JLG, Genie, Grove Manlift and Snorkel. The Company believes that approximately 41,000 aerial platforms were sold in the United States during 1996, of which approximately 70% were scissor lifts, 19% were articulated boom lifts, and 11% were straight boom lifts. The Company believes that its market share in boom lifts is greater than its market share in scissor lifts.

     Utility Aerial Devices -- The utility aerial device industry is comprised primarily of three manufacturers. The Company believes that it has a 20% pro forma market share of that industry and that it is the second largest manufacturer in the United States of utility aerial devices behind Altec. Outside the United States, the Company is focusing primarily on the Mexican and Caribbean markets.

     Telescopic Container Stackers -- The Company believes that three manufacturers account for approximately 66% of the global market for telescopic container stackers. The Company believes that it has a global market share of 25% and that it is the second largest manufacturer behind Kalmar. Other manufacturers include Valmet Belloti and Taylor.

     Telescopic Rough Terrain Lift Trucks -- OmniQuip and Gradall are the largest manufacturers of telescopic rough terrain lift trucks. The Company believes that the Square Shooter Business has approximately a 4% pro forma market share.

     Off-Highway Trucks -- The global market for off-highway trucks is concentrated in three main regions: North America (approximately 35%), Europe (approximately 28%) and the Pacific Rim (approximately 22%). Four manufacturers dominate the global market. The Company believes that it is the third largest of these manufacturers (behind Volvo and Caterpillar), with approximately a 10% global market share.

     High Capacity Surface Mining Trucks -- The high capacity surface mining truck industry includes three principal manufacturers: Caterpillar, Komatsu-Dresser and the Company. The Company believes that it is the third largest manufacturer with a global market share of approximately 13%.

EMPLOYEES

     As of March 31, 1997, the Company had approximately 2,150 employees. The Company considers its relations with its personnel to be satisfactory. Approximately 44% of the Company's employees are represented by labor unions which have entered into or are in the process of entering into various separate collective bargaining agreements with the Company. The Company experienced a labor strike at its parts distribution center in Southaven, Mississippi during the second quarter of 1995 which was settled in February 1997. The strike had no appreciable effect on the conduct of business or financial results of that operation as a whole, although individual product line sales growth may have been hindered. The National Labor Relations Board has filed an unfair labor practice charge against the Company's Terex Cranes operation in Conway, South Carolina. The Company does not anticipate that the outcome of such charge will have a material adverse effect on the Company.

     After giving effect to the Simon Acquisition, the Square Shooter Acquisition and various cost cutting initiatives taken in connection with the integration of those businesses, the Company had approximately 3,405 employees.

PATENTS, LICENSES AND TRADEMARKS

     Several of the trademarks and trade names of the Company, in particular the TEREX, LORAIN, UNIT RIG, MARK, P&H, PPM, SIMON, TELELECT and SQUARE SHOOTER trademarks, are important to the business of the Company. The Company owns and maintains trademark registrations and patents in countries where it conducts business, and monitors the status of its trademark registrations and patents to maintain them in force and renews them as required. The Company also protects its trademark, trade name and patent rights when circumstances warrant such action, including the initiation of legal proceedings, if necessary. P&H is a registered trademark of Harnischfeger Corporation which the Company has the right to use for certain products pursuant to a license agreement until 2011. Pursuant to the terms of the Simon Acquisition agreements, the Company has the right to use the SIMON name for certain products until April 7, 2000.

ENVIRONMENTAL MATTERS

     The Company is subject to a wide range of Federal, state, local and foreign environmental laws, including CERCLA, that regulate the discharge of materials into the environment. Compliance with such laws has not had a material effect on the Company. In addition, the Company has not incurred, and does not expect to incur in the future, any material capital expenditures for environmental control facilities.

LEGAL PROCEEDINGS

     In December 1994, the Company received an examination report from the IRS proposing a substantial tax deficiency based upon an alleged inability of the Company to substantiate certain deductions taken by the Company from 1987 to 1989 and the Company's utilization of certain NOLs. This matter is currently pending in the Milwaukee audit division of the IRS. For a discussion of this matter, see "Risk Factors -- Tax Audit Issues" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies and Uncertainties."

     In March 1994, the Commission initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws had occurred. For a discussion of this investigation, see "Risk Factors -- SEC Investigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies and Uncertainties."

     The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The outcome of these other legal proceedings, if determined adversely to the Company, is unlikely to have a material adverse effect on the Company.

SEASONAL FACTORS

     The Company markets a large portion of its products in North America and Europe, and its sales of trucks and cranes during the fourth quarter of each year (i.e., October through December) to the construction industry are usually lower than sales of such equipment during each of the first three quarters of the year because of the normal winter slowdown of construction activity. However, sales of trucks to the mining industry are generally less affected by such seasonal factors.

DISCONTINUED OPERATIONS

     On November 27, 1996, the Company sold substantially all of the assets and liabilities of the Clark Material Handling Segment for an aggregate cash purchase price, subject to adjustments, of approximately $140 million. Prior to the disposition the Clark Material Handling Segment consisted of Clark Material Handling Company and certain affiliated companies which were acquired by the Company in July 1992 from Clark Equipment Company. The Clark Material Handling Segment designed, manufactured and marketed a complete line of internal combustion and electric lift trucks, electric walkies and related components and replacement parts under the CLARK trademark.

PROPERTIES

     The following table outlines the principal manufacturing, warehouse and office facilities owned or leased by the Company and its subsidiaries:

              ENTITY                       FACILITY LOCATION           TYPE AND SIZE OF FACILITY
-----------------------------------  -----------------------------   ------------------------------
Terex (Corporate Offices)..........  Westport, Connecticut(1)        Office; 14,898 sq. ft.
Terex (Distribution Center)........  Southaven, Mississippi(1)       Warehouse and light
                                                                       manufacturing; 505,000 sq.
                                                                       ft. (2)

TEREX TRUCKS
Unit Rig...........................  Tulsa, Oklahoma                 Manufacturing, warehouse and
                                                                       office; 375,587 sq. ft.
TEL................................  Motherwell, Scotland            Manufacturing, warehouse and
                                                                       office; 473,000 sq. ft.
TEREX CRANES
Terex Cranes -- Waverly              Waverly, Iowa(3)                Office, manufacturing and
  Operations.......................                                    warehouse; 383,000 sq. ft.
Terex Cranes -- Conway               Conway, South Carolina(1)       Office, manufacturing and
  Operations.......................                                    warehouse; 257,040 sq. ft.
PPM S.A. ..........................  Montceau les Mines, France      Office, manufacturing and
                                                                       warehouse; 419,764 sq. ft.
P.P.M. SpA.........................  Crespellano, Italy              Office, manufacturing and
                                                                       warehouse; 79,900 sq. ft.
PPM Europe Subsidiary..............  Dortmund, Germany(1)            Office and warehouse; 129,180
                                                                       sq. ft.
PPM Europe Subsidiary..............  Rethel, France                  Office, manufacturing and
                                                                       warehouse; 215,300 sq. ft.
Telelect...........................  Huron, South Dakota             Manufacturing; 88,000 sq. ft.
Telelect...........................  Watertown, South Dakota         Office, manufacturing and
                                                                       warehouse; 222,450 sq. ft.
Telelect...........................  Emmaus, Pennsylvania            Office; 20,000 sq. ft.
Telelect...........................  Fontana, California             Office; 36,000 sq. ft.
Telelect...........................  Richmond, Virginia(1)           Office; 30,000 sq. ft.
Telelect...........................  Charlotte, North Carolina(1)    Office; 7,800 sq. ft.
Telelect...........................  Milwaukee, Wisconsin            Office; 3,200 sq. ft.
Cella..............................  Brescia, Italy(1)               Manufacturing and office;
                                                                       64,000 sq. ft.
Aerials Limited....................  Cork, Ireland(1)                Manufacturing; 80,000 sq. ft.
Sim-Tech...........................  Hong Kong(1)                    Office; 830 sq. ft.
Aerials (Terex Ro).................  Olathe, Kansas                  Manufacturing and office;
                                                                       80,400 sq. ft.
Aerials............................  Bowerston, Ohio                 Manufacturing, office and
                                                                       warehouse; 47,000 sq. ft.
Aerials............................  Milwaukee, Wisconsin            Manufacturing, office and
                                                                       warehouse; 103,000 sq. ft.

---------------
(1) These facilities are either leased or subleased by the indicated entity.
(2) Includes 239,400 sq. ft. of warehouse space which the Company currently leases to others.
(3) The Company also owns a 66,000 sq. ft. facility in Waterloo, Iowa which it currently leases to others.

     Unit Rig also has 10 owned or leased locations for parts distribution and rebuilding of components, of which two are in the United States, two are in Canada and six are outside North America.

     The properties listed above are suitable and adequate for the Company's needs. The Company has determined that certain of its properties exceed its requirements. Such properties may be sold, leased or utilized in another manner and have been excluded from the above list.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following individuals are currently directors of the Company:


                                                                                       FIRST YEAR
                                                          POSITIONS AND                  ELECTED
                NAME                   AGE             OFFICES WITH COMPANY             DIRECTOR
-------------------------------------  ---   ----------------------------------------  -----------
Ronald M. DeFeo......................  45    President, Chief Executive Officer,           1993
                                             Chief Operating Officer and Director
Marvin B. Rosenberg..................  57    Senior Vice President, General Counsel,       1992
                                               Secretary and Director
G. Chris Andersen....................  59    Director                                      1992
William H. Fike......................  60    Director                                      1995
Bruce I. Raben.......................  43    Director                                      1992
David A. Sachs.......................  37    Director                                      1992
Adam E. Wolf.........................  83    Director                                      1983


     Ronald M. DeFeo was appointed a director of the Company in 1993 and was appointed President and Chief Operating Officer of the Company on October 4, 1993, and Chief Executive Officer of the Company on March 24, 1995. Mr. DeFeo joined the Company in May 1992 as President of the Company's Heavy Equipment Group. A year later, he also assumed the responsibility of serving as the President of Clark Material Handling Company. Prior to joining the Company on May 1, 1992, Mr. DeFeo was a Senior Vice President of J.I. Case Company, the farm and construction equipment division formerly of Tenneco Inc., and also served as a Managing Director of Case Construction Equipment throughout Europe. While at J.I. Case, Mr. DeFeo was also a Vice President of North American Construction Equipment Sales and General Manager of Retail Operations.

     Marvin B. Rosenberg was appointed a director of the Company in 1992 and was appointed a Senior Vice President of the Company effective January 1, 1994. He has served as Secretary and General Counsel of the Company since 1987. From 1987 through 1993, Mr. Rosenberg served as General Counsel of KCS, an entity that, until December 31, 1993, provided administrative, financial, marketing, technical, real estate and legal services to the Company and its subsidiaries.

     G. Chris Andersen was appointed a director of the Company in 1992. Mr. Andersen was a Vice Chairman of PaineWebber Incorporated from March 1990 through 1995. Mr. Andersen is currently a partner of Andersen, Weinroth & Co. L.P., an investment banking firm, and also serves as a director of Sunshine Mining & Refining Company, United Waste Systems, Inc. and Headway Corporation Services.

     William H. Fike was appointed a director of the Company in 1995. Mr. Fike is the Vice Chairman of Magna International, Inc., an automotive parts manufacturer based in Ontario, Canada ("Magna"). Prior to joining Magna in September 1994, Mr. Fike was employed by Ford Motor Company from 1966 to 1994, where he served most recently as President of Ford Europe. Mr. Fike serves as a director of Magna and AGCO Corporation.

     Bruce I. Raben was appointed a director of the Company in 1992. Mr. Raben is a managing director of CIBC Wood Gundy Securities Corp. Prior to joining CIBC Wood Gundy Securities Corp. in February 1996, Mr. Raben was employed as an Executive Vice President of Jefferies & Company, Inc. Mr. Raben serves as a director of Equity Marketing Inc., Optical Security, Inc. and Talton Holdings, Inc.

     David A. Sachs was appointed a director of the Company in 1992. Mr. Sachs is a principal of Onyx Partners, Inc., a merchant banking firm. From 1990 to 1994, Mr. Sachs was employed at TMT-FW, Inc., an affiliate of Taylor & Co., a private investment firm based in Fort Worth, Texas. Mr. Sachs serves as a director of Talton Holdings, Inc.

     Adam E. Wolf was appointed a director of the Company in 1983. Mr. Wolf has been principally self-employed as an attorney throughout his career. He has served on several boards of directors, including those of a telephone company, a bank and a hospital.

     The following table sets forth the respective names and ages of the Company's current executive officers, indicating all positions and offices held by each such person. Each officer is elected by the Board to hold office for one year or until his successor is duly elected and qualified.


              NAME                 AGE                 POSITIONS AND OFFICES HELD
---------------------------------  ---   ------------------------------------------------------
Ronald M. DeFeo..................  45    President, Chief Executive Officer and Chief Operating
                                         Officer and Director
David J. Langevin................  46    Executive Vice President
Marvin B. Rosenberg..............  57    Senior Vice President, General Counsel, Secretary and
                                         Director
Joseph F. Apuzzo.................  41    Vice President -- Finance and Controller
Brian J. Henry...................  38    Vice President -- Finance, Treasurer and Director of
                                         Investor Relations
Steven E. Hooper.................  44    Vice President, Human Resources


     For information regarding Messrs. DeFeo and Rosenberg, refer to the table listing directors above.

     David J. Langevin was appointed Executive Vice President of the Company effective January 1, 1994, and served as Acting Chief Financial Officer of the Company from March 1993 through December 1993. He had been employed as a Vice President of KCS since 1988 until joining the Company in 1993.

     Joseph F. Apuzzo was appointed Vice President -- Finance and Controller of the Company on May 15, 1996. Mr. Apuzzo previously held the position of Vice President, Corporate Controller since joining the Company on October 9, 1995. Mr. Apuzzo was Vice President of Corporate Finance at D'Arcy Masius Benton & Bowles, Inc. from September 1994 until October 1995. Mr. Apuzzo was employed by Price Waterhouse LLP in various capacities from 1983 until September 1994.

     Brian J. Henry was appointed Vice President -- Finance and Treasurer of the Company on July 11, 1995. Mr. Henry also serves as the Company's Director of Investor Relations. Mr. Henry formerly held the position of Vice
President -- Corporate Development and Acquisitions and has been employed by the Company since 1993. He was employed by KCS from 1990 until 1993.

     Steven E. Hooper was appointed Vice President, Human Resources of the Company on September 15, 1995, after serving as Director of Human Resources of the Company since January 1994. He was previously a Human Resources Director at Allied Signal Aerospace from October 1992 to December 1993. Prior to October 1992, Mr. Hooper was with Tenneco Inc. for eight years in various senior level human resources positions.

                              SELLING STOCKHOLDER


     Of the 7,000,000 shares of Common Stock being offered hereby, 2,000,000 shares are being offered by Mr. Randolph W. Lenz (the "Selling Stockholder"). As of June 27, 1997, the Selling Stockholder was the beneficial owner of approximately 4.0 million shares, or 28.8%, of the outstanding Common Stock. After consummation of the Offering, the Selling Stockholder will be the beneficial owner of approximately 2.0 million shares, or 10.5% (10.1% if the over-allotment option of the Underwriters is exercised in full), of Common Stock. Prior to his retirement on August 28, 1995, Mr. Lenz served as Chief Executive Officer, Chairman of the Board and a director of the Company. In connection with his retirement, Mr. Lenz entered into an agreement with the Company pursuant to which an affiliate of Mr. Lenz provides consulting services to the Company until the year 2000. In consideration thereof, an affiliate of Mr. Lenz received a consulting fee equal to Mr. Lenz' 1995 base salary of $486,000 until December 31, 1996. In addition, the agreement also provided for
(i) the granting of a five-year $1.8 million forgivable loan bearing interest at a rate of 6.56% per annum, subject to certain conditions, and (ii) grants of Common Stock of up to an aggregate of 200,000 shares of Common Stock conditioned upon the Company achieving certain financial and public stock market price objectives. As of the date of this Prospectus, Mr. Lenz has received 100,000 shares of Common Stock pursuant to the agreement. Mr. Lenz also agreed not to compete with the Company until November 2000 and to vote his shares of Common Stock as recommended by the Board of Directors until November 1998. See "Risk Factors -- Shares Eligible for Future Sale" for a description of the Standstill Agreement among the Company, the Selling Stockholder and certain of his affiliates which was entered into in connection with the Selling Stockholder's participation in the Offering.

                           DESCRIPTION OF SECURITIES


     The Company's authorized capital stock consists of 40,000,000 shares of capital stock, $.01 par value, consisting of 30,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of June 30, 1997, 13,788,893 shares of Common Stock and 38,800 shares of Series B Preferred Stock were issued and outstanding.


COMMON STOCK

     Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe for any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

     The Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. The Restated By-laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware law.

PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such designations, powers, preferences and rights of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may by resolution determine, without any further vote or action by the Company's stockholders.

     By resolution adopted January 24, 1994, the Board of Directors of the Company authorized the issuance of a series of preferred stock consisting of 89,800 shares of Series B Preferred Stock in connection with the termination of a management contract with KCS, of which 38,800 are issued and outstanding as of the date of this Prospectus and fixed the terms of such Series B Preferred Stock. All of the currently outstanding Series B Preferred Stock was issued to Mr. Randolph W. Lenz. The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Company's Certificate of Designation of Preferences and Rights of the Series B Preferred Stock.

     Liquidation Preference. In the event of the liquidation of the Company, before any distribution or payment shall be made to the holders of Common Stock or any other stock ranking junior to the Series B Preferred Stock, the holders of the Series B Preferred Stock are entitled to be paid, out of the assets of the Company available for distribution to its stockholders, a liquidation preference (the "Series B Liquidation Preference"), equal to $25.00 per share, plus all accrued and unpaid dividends thereon to such date, in cash. In addition, the Series B Liquidation Preference accretes and accrues daily at the rate of 13% per annum from December 9, 1994 through December 9, 1999 and 18% per annum thereafter through the date (the "Series B Accretion Termination Date") on which the Company is required to pay current dividends on the Series B Preferred Stock in accordance with its terms, which date is based primarily upon the terms of the Company's debt instruments.

     Dividends. Subject to the prior preferences and rights of any stock ranking senior to the Series B Preferred Stock, holders of shares of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends that will accrue from the Series B Accretion Termination Date at the rate of (a) 13% per annum from the Series B Accretion Termination Date through December 9, 1999 and (b) 18% per annum thereafter. So long as any shares of Series B Preferred Stock shall be outstanding, the Company shall not declare or pay any dividend whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid) on, purchase or redeem any stock ranking junior to the Series B Preferred Stock in respect of the right to receive dividends. In addition, the Company cannot pay dividends on the Common Stock during any 12 month period exceeding 4% of the Current Market Price (as defined) per share of the Common Stock on the trading day immediately prior to the declaration of any cash dividend until the expiration of specified periods.

     Redemption. The Series B Preferred Stock may be redeemed by the Company in cash at any time in whole or from time to time, in part, at the option of the Company, at a per share redemption price equal to the Series B Liquidation Preference per share on the date of redemption plus all accrued but unpaid dividends thereon to and including the date of redemption. The Company is required to redeem all of the then outstanding shares of Series B Preferred Stock on or prior to December 31, 2001.

     Voting. Except for certain matters affecting the preferences, rights, privileges, powers or benefits of the Series B Preferred Stock or as otherwise required by law, the holders of the issued and outstanding shares of Series B Preferred Stock shall have no voting rights.

     Conversion Right. Each holder of shares of Series B Preferred Stock has the right, at such holder's option, at any time or from time to time, to convert any of such shares of Series B Preferred Stock into the number of fully paid and nonassessable shares of Common Stock determined by dividing (i) $25.00 by (ii) the conversion price, initially $11.11 and subject to adjustment in certain circumstances, in effect on the date of conversion. At March 31, 1997, an aggregate of 87,300 shares of Common Stock were issuable upon conversion in full of the Series B Preferred Stock.

COMMON STOCK PURCHASE WARRANTS


     In connection with the private placement of the Series A Preferred Stock, the Company issued 1,300,000 Common Stock purchase warrants (the "Series A Warrants") of which 128,464 warrants were outstanding at April 30, 1997. Each Series A Warrant may be exercised, in whole or in part, at the option of the holder at any time before December 31, 2000 and is redeemable by the Company under certain circumstances. As of April 30, 1997, upon the exercise or redemption of a Series A Warrant, the holder thereof was entitled to receive
2.41 shares of Common Stock. The exercise price for the Series A Warrants is $.01 for each share of Common Stock. The number of shares of Common Stock issuable upon exercise or redemption of the Series A Warrants is subject to adjustment in certain circumstances. At June 30, 1997, an aggregate of 210,036 shares of Common Stock were issuable upon exercise in full of the outstanding Series A Warrants.


EQUITY RIGHTS

     Concurrently with the issuance of the Senior Secured Notes, the Company issued 1,000,000 Equity Rights pursuant to a Common Stock Appreciation Rights Agreement between the Company and the United States Trust Company of New York, as agent. The Equity Rights are traded separately from the Senior Secured Notes.

     All of the Equity Rights are currently outstanding. Each Equity Right entitles the holder thereof, upon exercise at any time on or prior to May 15, 2002, to receive cash or, at the election of the Company, Common

Stock in an amount equal to the average closing sale price per share of the Common Stock for the 60 consecutive trading days prior to the date of the exercise (the "Current Price"), less $7.288 per share, subject to adjustment in certain circumstances. Changes in the Current Price do not affect the net income or loss reported by the Company; however, changes in the Current Price vary the amount of cash that the Company would have to pay or the number of shares of Common Stock that would have to be issued in the event holders exercise the Equity Rights. As of June 30, 1997, the Current Price of the Common Stock was $15.806, which would have required the Company to issue 442,494 shares of Common Stock in the event the holders had exercised the Equity Rights. Each Equity Right not exercised on or prior to 5:00 p.m., New York City time, on May 15, 2002 will become void. Equity Rights may be exercised by the holder thereof in whole or in part.


     The holders of Equity Rights have no rights to vote on matters submitted to the stockholders of the Company and have no rights to receive dividends. The holders of Equity Rights are not entitled to share in the assets of the Company in the event of the liquidation or dissolution of the Company or the winding up of the Company's affairs.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated           , 1997 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Salomon Brothers Inc, Furman Selz LLC and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholder the following respective numbers of shares of Common Stock:

                                                                             NUMBER
                                   UNDERWRITER                              OF SHARES
        -----------------------------------------------------------------  -----------
        Credit Suisse First Boston Corporation...........................
        Salomon Brothers Inc.............................................
        Furman Selz LLC..................................................
        J.P. Morgan Securities Inc.......................................
                                                                           -----------
                  Total..................................................
                                                                           ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 700,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the Shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price
less a concession of $     per Share, and the Underwriters and such dealers may
allow a discount of $     per Share on sales to certain other dealers. After the
initial public offering, the public offering price, concession and discount to dealers may be changed by the Representatives.

     The Company and certain of its executive officers and directors have agreed with the Underwriters that they will not offer, sell, contract to sell, announce their intention to sell, or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except (i) any shares of Common Stock issuable upon the exercise or redemption of an option or warrant or the conversion or exchange of a security in each case outstanding on the date of this Prospectus and in accordance with the terms of the respective securities,
(ii) any securities of the Company sold or granted pursuant to the Company's incentive and other benefit plans as in effect as of the date of this Prospectus, (iii) any shares of Common Stock issued upon exercise of the Company's issued and outstanding Rights and (iv) any warrants or securities convertible into Common Stock issued in exchange for any of the Company's warrants, options or stock appreciation rights outstanding on the date of this Prospectus.

     The Company has entered into the Standstill Agreement with the Selling Stockholder and certain of his affiliates pursuant to which the Selling Stockholder and such affiliates have agreed (i) not to offer, sell, contract to sell, announce their intention to sell, pledge, exchange, contract to exchange, assign, contract to assign or otherwise dispose of or contract to dispose of, directly or indirectly, any additional shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 120 days after the date of this Prospectus, and (ii) thereafter to certain other limitations on their ability to acquire, sell, or otherwise dispose of capital stock of the Company owned by them upon completion of the Offering. See "Risk Factors -- Shares Eligible for Future Sale." In addition, the Company has agreed to (i) indemnify the Selling Stockholder against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Selling Stockholder may be required to make in respect thereof, and (ii) pay up to $50,000 of the Selling Stockholder's expenses in connection with the Offering.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have provided certain financial advisory and investment banking services to the Company in the past.

     As of the date of this Prospectus, certain of the Underwriters and their affiliates may be owners of Senior Secured Notes and may therefore receive a portion of the net proceeds of the Offering in connection with the redemption of such Senior Secured Notes with a portion of such net proceeds. See "Use of Proceeds." The Representatives have informed the Company that they do not expect that the Underwriters and their affiliates will, in the aggregate, receive more than 10% of the net proceeds of the Offering.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Shares are effected. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Shares in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities offered hereby are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States Federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer, such persons or the Selling Stockholder. All or a substantial portion of the assets of the issuer, such persons and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer, such persons or the Selling Stockholder in Canada or to enforce a judgment obtained in Canadian courts against the issuer, such persons or the Selling Stockholder outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sales of any Shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Shares purchased on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Shares in their particular circumstances and with respect to the eligibility of the Shares for investment by the purchaser under relevant Canadian legislation.

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a "Non-U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United States Federal income or estate tax purposes, as the case may be) of the United States; (ii) a corporation organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. trustees has the authority to control all substantial decisions of the trust. The discussion is based on current law and is provided for general information only. The discussion set forth in this section does not address aspects of United States Federal taxation other than income and estate taxation and does not address all aspects of Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States Federal income tax law that may be relevant to Non-U.S. Holders that may be subject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. CURRENT AND POSSIBLE FUTURE INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. In determining the applicability of a tax treaty that provides for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current regulations of the Treasury Department to be paid to a resident of that country. Under proposed Treasury regulations, however, a Non-U.S. Holder would be required to file certain forms in order to claim the benefit of an applicable treaty rate. Dividends effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States will generally not be subject to withholding (if the Non-U.S. Holder properly files IRS Form 4224 with the payor of the dividend) and will generally be subject to United States federal income tax at ordinary Federal income tax rates. Effectively connected dividends may be subject to different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the Non-U.S. Holder in the United States. In the case of a Non-U.S. Holder which is a corporation, effectively connected income may be subject to the branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits") except to the extent that an applicable tax treaty provides otherwise. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States Federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) the Company has been, is, or becomes a "U.S. real property holding corporation" for Federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary) within the United States; or (iii) the Common Stock is disposed of by an individual Non-U.S. Holder, who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gains are considered derived from sources within the United States. The Company believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. A Non-U.S. Holder also may be subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be includible in the individual's gross estate for United States Federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States Federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Company must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Under current law, United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, absent actual knowledge by the payor that the payee is not a Non-U.S. Holder or to dividends paid to Non-U.S. Holders that are either subject to the U.S.

withholding tax (whether at 30% or a reduced treaty rate) or that are exempt from such withholding because such dividends constitute effectively connected income. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met. Backup withholding and information reporting generally will apply to dividends paid on Common Stock to a Non-U.S. Holder at an address inside the United States unless such Non-U.S. Holder owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies its foreign status as described above or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a foreign office of a non-United States broker will not be subject to backup withholding and generally will not be subject to information reporting. Unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption, information reporting generally will apply to dispositions through (a) a non-United States office of a United States broker and (b) a non-United States office of a non-United States broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a three year testing period was effectively connected with a United States trade or business.

     The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock is subject to change.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder would be allowed as a credit against such Non-U.S. Holder's United States Federal income tax and any amounts withheld in excess of such Non-U.S. Holder's United States Federal income tax liability would be refunded, provided that required information is furnished to the IRS.

                                 LEGAL MATTERS


     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and is currently representing, the Company and the Selling Stockholder with respect to various unrelated legal matters.


                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Simon Access Companies as of December 31, 1996 and for the year then ended, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated May 22, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of PPM Cranes, Inc. as of December 31, 1996 and 1995 and for the year and eight months ended December 31, 1996 and 1995, respectively, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1994 of PPM Cranes, Inc., incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein, which is based in part on the report of Price Waterhouse (Australia), independent accountants. The financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Terex Corporation is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

     In addition, the Common Stock is listed on the NYSE under the symbol "TEX" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, which may be inspected and copied at the Public Reference Section of the Commission referred to above.

     The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its common stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents which have been filed by the Company with the Commission are incorporated in this Prospectus by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     2. The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated April 4, 1997.

     3. The Company's Current Report on Form 8-K dated April 21, 1997, as amended on Form 8-K/A dated May 22, 1997.

     4. The Company's Current Report on Form 8-K dated February 26, 1997.

     5. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     6. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated February 22, 1991.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents (other than exhibits to such documents) are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, including a copy of its most recent Annual Report to Shareholders. Requests should be directed to Terex Corporation, Attention: Secretary, 500 Post Road East, Westport, Connecticut 06880 (telephone (203) 222-7170).

             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................   11
The Company...............................   17
Price Range of Common Stock and Dividend
  Policy..................................   18
Use of Proceeds...........................   19
Capitalization............................   20
Pro Forma Financial Information...........   21
Selected Consolidated Financial Data......   26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   28
Industry Overview and Outlook.............   38
Business..................................   40
Management................................   50
Selling Stockholder.......................   51
Description of Securities.................   52
Underwriting..............................   55
Notice to Canadian Residents..............   56
Certain United States Tax Consequences to
  Non-United States Holders...............   57
Legal Matters.............................   59
Experts...................................   59
Available Information.....................   60
Incorporation of Documents by Reference...   60

             ------------------------------------------------------
             ------------------------------------------------------

                                      LOGO

                                7,000,000 Shares
                                  Common Stock
                                ($.01 par value)
                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON
                              SALOMON BROTHERS INC
                                FURMAN SELZ LLC
                               J.P. MORGAN & CO.
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD fee, and the New York Stock Exchange listing fee.


        ITEM                                                                 AMOUNT
        ---------------------------------------------------------------    ----------
        SEC Registration Fee...........................................    $   35,730
        NASD Fee.......................................................        12,291
        NYSE Listing Fee...............................................        44,800
        Transfer Agent Fees and Expenses...............................         2,000
        Printing and Engraving Expenses................................       150,000
        Legal Fees and Expenses (other than Blue Sky)..................       375,000
        Accounting Fees and Expenses...................................       125,000
        Blue Sky Fees and Expenses (including fees of counsel).........         5,000
        Miscellaneous Expenses.........................................    $  300,179
                                                                           ----------
                  TOTAL................................................    $1,000,000
                                                                           ==========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law ("DGCL") and Article IX of the Company's Restated By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act.

     Article IX of the Company's Restated By-laws generally requires the Company to indemnify its officers and directors against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of certain actions, whether instituted by a third party or a stockholder (either directly or indirectly) and including specifically, but without limitation, actions brought under the Securities Act and/or the Exchange Act; except that no such indemnification will be permitted if such director or officer was not successful in defending against any such action and it is determined that the director or officer breached or failed to perform his or her duties to the Company, and such breach or failure constitutes (i) a willful breach of his or her "duty of loyalty", (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, (iii) a violation of Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) a transaction where such individual derived an improper financial profit (unless it is deemed that such profit is immaterial in light of all of the circumstances) (collectively, "Breach of Duty"). Notwithstanding the foregoing, subject to certain exceptions, the Restated By-laws provide that directors or officers initiating an action are not entitled to indemnification.

     The Restated By-laws also establish certain procedures by which (i) a director or officer may request an advance on his or her reasonable expenses prior to the final disposition of an action, (ii) the Company may withhold an indemnification payment from a director or officer, (iii) a director or officer may be entitled to partial indemnification and (iv) a director or officer may challenge the Company's denial to furnish him or her with requested indemnification. Additionally, the Restated By-laws provide that the adverse termination of an action against an officer or director is not in and of itself sufficient to create a presumption that a director or officer engaged in conduct constituting a Breach of Duty.

     Finally, the Company's Restated Certificate of Incorporation, as amended, contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's "duty of loyalty" (as further defined therein) to the Company or its stockholders, (ii) for acts or omissions not in "good faith" (as further defined therein) or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating in general to the willful or negligent payment of an illegal dividend or the authorization of an unlawful stock repurchase or redemption, or
(iv) for any transaction from which the director derived an improper personal profit to the extent of such profit. This provision of the Restated Certificate of Incorporation offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

     The Commission has taken the position that the foregoing provisions will have no effect on claims arising under the Federal securities laws.

     The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

     The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for the reciprocal indemnification (a) by the Underwriters of the Company and its directors and officers and (b) by the Company of the Underwriters and its directors and officers, against certain liabilities under the Securities Act.

ITEM 16.  EXHIBITS


  1.1    Underwriting Agreement.*
  3.1    Restated Certificate of Incorporation of Terex Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Terex
         Corporation, Registration No. 33-52297).
  3.2    Restated Bylaws of Terex Corporation (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Terex Corporation, Registration No.
         33-52297).
  4.1    Specimen Common Stock certificate (incorporated be reference to Exhibit 4.1 to the
         Registration Statement on Form S-1 of Terex Corporation, Registration No. 33-77484).
  5.1    Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to legality of securities being registered.
 10.1    Standstill Agreement, dated June 27, 1997, among Terex Corporation, Randolph W. Lenz and the other parties named therein.
 23.1    Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of
         Exhibit 5.1).
 23.2    Independent Accountants' consent of Price Waterhouse LLP.
 23.3    Consent of Ernst & Young LLP Independent Auditors.
 23.4    Independent Accountants' consent of Price Waterhouse -- Melbourne, Australia.
 23.5    Consent of Roberts & Holland LLP.
 24.1    Power of attorney (included on signature pages).


---------------

* To be filed by amendment or by Current Report on Form 8-K.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, State of Connecticut, on July 15, 1997.


                                          TEREX CORPORATION

                                          By:       /s/ RONALD M. DEFEO
                                            ------------------------------------
                                                Ronald M. DeFeo, President,
                                                Chief Executive Officer and
                                                  Chief Operating Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the date(s) indicated.



                   NAME                                     TITLE                     DATE
------------------------------------------   -----------------------------------  -------------

             RONALD M. DEFEO*                President, Chief Executive Officer,  July 15, 1997
------------------------------------------     Chief Operating Officer and
            (Ronald M. DeFeo)                  Director (Principal Executive
                                               Officer)

            DAVID J. LANGEVIN*               Executive Vice President, (Acting    July 15, 1997
------------------------------------------     Principal Financial Officer)
           (David J. Langevin)

            JOSEPH F. APUZZO*                Vice President Finance and           July 15, 1997
------------------------------------------     Controller (Principal Accounting
            (Joseph F. Apuzzo)                 Officer)

         /s/ MARVIN B. ROSENBERG             Senior Vice President, Secretary,    July 15, 1997
------------------------------------------     General Counsel and Director
          (Marvin B. Rosenberg)

            G. CHRIS ANDERSEN*                            Director                July 15, 1997
------------------------------------------
           (G. Chris Andersen)

             WILLIAM H. FIKE*                             Director                July 15, 1997
------------------------------------------
            (William H. Fike)
             BRUCE I. RABEN*                              Director                July 15, 1997
------------------------------------------
             (Bruce I. Raben)

             DAVID A. SACHS*                              Director                July 15, 1997
------------------------------------------
             (David A. Sachs)

              ADAM E. WOLF*                               Director                July 15, 1997
------------------------------------------
              (Adam E. Wolf)

       *By: /s/ MARVIN B. ROSENBERG
------------------------------------------
        (Marvin B. Rosenberg), as
             Attorney-in-fact

                                 EXHIBIT INDEX

ITEM 16.  EXHIBITS


  1.1  Underwriting Agreement.*
  3.1  Restated Certificate of Incorporation of Terex Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Terex Corporation,
       Registration No. 33-52297).
  3.2  Restated Bylaws of Terex Corporation (incorporated by reference to Exhibit 3.2 to the
       Registration Statement on Form S-1 of Terex Corporation, Registration No. 33-52297).
  4.1  Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the
       Company's Registration Statement on Form S-1 of Terex Corporation, Registration No.
       33-77484).
  5.1  Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to legality of securities being registered.
 10.1  Standstill Agreement, dated June 27, 1997, among Terex Corporation, Randolph W. Lenz and the other parties named therein.
 23.1  Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of
       Exhibit 5.1).
 23.2  Independent Accountants' consent of Price Waterhouse LLP.
 23.3  Consent of Ernst & Young LLP Independent Auditors.
 23.4  Independent Accountant's consent of Price Waterhouse -- Melbourne, Australia.
 23.5  Consent of Roberts & Holland LLP.
 24.1  Power of attorney (included on signature pages).


---------------
* To be filed by amendment or by Current Report on Form 8-K.